UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB
                                       OF
                               Amendment No. 1 to
                                  FORM 10-SB/A

                 General Form for Registration of Securities of
                  Small Business Issuers under Section 12(b) or
                   (g) of the Securities Exchange Act of 1934



                           CYNTECH TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its charter)



              Utah                                            87-0443172
 (State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                          Identification No.)



            4305 Derbyshire Trace, SE
                   Conyers, GA                                 30094
    (Address of principal executive offices)                 (Zip Code)


Issuer's telephone number, including area code:         Telephone (770) 760-8732
                                                         Telecopy (770) 760-7789



Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                       Name of each exchange on which
    to be so registered                      each class is to be registered

           None                                           None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $0.001
                                (Title of class)

                 SPECIAL NOTE ABOUT FORWARD-LOOKING INFORMATION


         This registration statement includes forward-looking statements based on management's beliefs, assumptions and plans for the future, information currently available to management, and other statements that are not historical in nature. Forward-looking statements include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," estimate," "consider" or similar expressions are used. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, including among others: a general economic downturn, a downturn in the securities markets, regulations that affect trading in the securities of "penny stocks," and other risks and uncertainties.

         Our future results and stockholder values may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. We may be required to update these forward-looking statements after the effectiveness of this registration statement if such information becomes materially misleading. These statements reflect management's current view of our future events and are subject to certain risks, uncertainties, assumptions and risks as discussed in "Risk Factors."


                              ---------------------


         As used in this registration statement, the terms "we," "us," "our" and "the Company" refer to Cyntech Technologies, Inc., a corporation organized under Utah law, and our wholly-owned subsidiaries, Cyntech Technologies, Inc., a Nevada corporation, and Cyntech of Chambers County, Inc., a Texas corporation.

         All share and per share amounts for Cyntech Technologies, Inc., a Utah corporation, in this registration statement have been adjusted to reflect a 16.5523-to-1 reverse stock split effected December 22, 1998, unless otherwise expressly stated.

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

                                     PART I

--------------------------------------------------------------------------------
                         ITEM 1. DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

General


         Cyntech Technologies, Inc. proposes to develop and operate plants using proprietary technologies called the Windstar ThermReTec(tm) process to produce marketable petrochemical fuel products and scrap steel through recycling hydrocarbon-based products such as tires or plastics. We have not constructed a plant to date, but intend to develop and finance an initial plant in Chambers County, Texas.


Financial Condition and Ability To Continue as a Going Concern


         We are a development stage company, have had no revenue from operations, and have no operations from which revenue will be generated in the near future. For the year ended July 31, 2000, and the six-month period ended January 31, 2001, we incurred net losses of $1,303,000 and $354,000, respectively. We had an accumulated loss of $5,310,000 for the period December 31, 1997, date of inception, through January 31, 2001. At July 31, 2000, and January 31, 2001, we had net stockholders' deficits of $2,361,000 and $2,685,000, respectively. Accordingly, the independent auditor's report accompanying our audited financial statements as of July 31, 2000 and 1999, included in this registration statement, raises substantial doubt about our ability to continue as a going concern. See Consolidated Financial Statements.


History

         The Company was organized as a Utah corporation on February 5, 1986, under the name Blytheburg, Inc., and in 1987 completed its initial public offering in reliance on the Regulation A exemption from registration under the Securities Act. It changed its name to Wasatch Fiber Group, Inc. on March 24, 1988, and to Carbon Fiber Products, Inc. on December 17, 1992. On May 16, 1990, it acquired Carbon Fiber Products, Inc., which manufactured and marketed a line of carbon fiber, or graphite, golf club shafts and related products.


         Cyntech Technologies, Inc. was organized as a Nevada corporation in December 1997 to exploit proprietary technologies to produce marketable petrochemical fuel products and scrap steel through recycling hydrocarbon-based products such as tires or plastics. In July 1998, this Nevada corporation acquired preliminary planning and development concepts for a proposed plant to use these technologies to be built in Chambers County, Texas.

         In December 1998, the Utah corporation, then named Carbon Fiber Products, Inc., acquired the Nevada corporation named Cyntech Technologies, Inc. in a so-called "reverse acquisition" and recapitalization. In this transaction, Utah Carbon Fiber issued 25.9 million shares of common stock to the former Nevada Cyntech stockholders, which constituted approximately 89.3% of the 29.0 million shares of Utah Carbon Fiber then outstanding.

         Immediately prior to the above transaction between Utah Carbon Fiber and Nevada Cyntech, the stockholders of Utah Carbon Fiber effected a 16.5523-to-1 reverse stock split, which reduced the 51,312,152 shares theretofore issued and outstanding to 3,100,000 shares immediately prior to

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

consummation of the merger with Nevada Cyntech. All share and per share amounts in this registration statement have been adjusted to reflect such reverse stock split, unless stated to the contrary.

         Also prior to completing the above transaction, Utah Carbon Fiber issued 1,143,345 shares of common stock (18,925,000 pre reverse split shares) in consideration of services rendered and the cancellation of $996,254 owed in principal and accrued interest. In addition, Utah Carbon Fiber also transferred to an affiliated entity, H&P Investments, substantially all of its assets and liabilities, excluding trade receivables and payables. In consideration of such transfer, we cancelled $1,257,521 of indebtedness owed to H&P Investments, and H&P Investments agreed to assume $1,413,736 of indebtedness owed by us to third parties or to H&P Investments. See Item 7. Certain Relationships and Related Transactions. In addition, the former officers and directors of Nevada Cyntech became the officers and directors of Utah Carbon Fiber, which then changed its name to Cyntech Technologies, Inc.

         As a "reverse acquisition," this transaction was accounted for as a recapitalization of the Utah Carbon Fiber corporation, giving effect to the acquisition of all of the issued and outstanding stock of the Nevada Cyntech corporation. The surviving entity reflects the assets and liabilities of the Utah and the Nevada corporations at their historical book value, and the issued common stock and additional paid-in capital are that of the Utah Carbon Fiber corporation. See Item 7. Certain Relationships and Related Transactions and Note 1 to Notes to Consolidated Financial Statements.


Proposed Business


         Petrochemicals are processed chemicals that originate from petroleum or natural gas, including synthetic rubber and plastics, consisting chiefly of compounds of the basic elements hydrogen and carbon. These compounds are also called hydrocarbons. We propose to develop and operate plants using proprietary technologies known as the Windstar ThermReTec(tm) process to produce marketable petrochemical recyclingfuels, chemicals and gases, as well as scrap steel, through the recycling of hydrocarbon-based products such as used tires and plastics.

         In developing these plants, we will need to:


         o select and acquire proposed sites that we believe will enable us to obtain required plant feedstock and a market for our products;
         o        design plants suitable for the feedstock to be processed;
         o obtain necessary financing for capital costs and initial operating expenses;
         o secure necessary environmental permits, zoning clearances and other approvals; and
         o        complete construction.


         We expect that feedstock for Cyntech plants will consist of waste tires and other rubber products or plastics, synthetic carpet and other hydrocarbon waste products. Based upon our management's discussions with state officials and tire-industry professionals, we believe that in the location of our first intended facility, the Houston metropolitan area, these materials may be obtained at no cost and that firms that generate or collect such items may pay us to accept and the recycle such materials. Because we believe that the Houston metropolitan area is representative of similar metropolitan areas nationally, we anticipate that a supply of feedstock sufficient to operate a Cyntech plant will likely be most available in industrial and commercial areas at no cost to us or even with payments to us for accepting certain feedstock. Similarly, our management's informal discussions with potential purchasers lead us to believe that markets for the products that we recover may be available in such areas.

         Preliminarily, we have determined to locate our first Cyntech plant in Chambers County, Texas, in the vicinity of the petrochemical industries of the City of Mount Belvieu. We are now seeking the initial equity capital needed to begin development of a plant in Chambers County. As initial equity is obtained, it will be necessary to complete the remainder of the development steps outlined above. We previously signed a nonbinding engagement for project debt financing for approximately 85% of the estimated $92 million cost of the Chambers County plant, subject to a number of conditions. This engagement has now expired, and we are in the initial stages of identifying potential alternative sources of financing. As of the date of this filing, we have no commitment from any source to provide financing. We intend to design the Chambers County plant initially to process waste tires and other rubber products and plan later to add equipment to process plastics and other hydrocarbon materials.

         As part of developing a Cyntech plant, we will need to enter into commitments or arrangements to acquire plant feedstock and market products recovered. We currently have no such commitments or arrangements. Based on the familiarity of our management and consultants with the nature of the petrochemical industry in the Chambers County area, we believe that feedstock may be available and that products recovered may be marketable in the Chambers County petrochemical and industrial area.

         Based upon several research missions to Europe, we believe that if we are able to construct our initial plant successfully, we may eventually expand our operations into Europe. Although we have made no commitments to engage in any European efforts beyond indicating our interest in participating in the e-car feasibility study discussed under the heading "The European Market" below, we have engaged in informal preliminary discussions with a limited number of local officials in Germany, France, Belgium and England regarding potential sites and operations. We do not expect we will be able to expand into Europe for several years, if at all.

         We have an agreement to license the Windstar ThermReTec(tm) process under an Exclusive Option Agreement with Windstar Research and Engineering, Ltd., a separate company with which certain of our directors, officers and stockholders are affiliated. Therefore, this agreement was not the result of arm's-length negotiations. Under this license agreement, we can license the Windstar ThermReTec(tm) process for a plant by paying Windstar a one-time, preconstruction fee of $1.0 million for each Cyntech plant plus an ongoing royalty equal to 7% of gross operating plant revenues during the life of the plant. We will pay an additional $500,000 license fee if a plant processing either rubber or plastic is expanded to process both. We have the right to enter into these licenses for Cyntech plants until February 1, 2011, with the right of Windstar to extend the agreement for two successive 10-year periods. See Item 7. Certain Relationships and Related Transactions: Windstar License of Windstar ThermReTec(tm) Process.

         The Windstar ThermReTec(tm) process consists of proprietary petrochemical engineering features designed to integrate selected commercially available processes. The Windstar ThermReTec(tm) process includes features that Windstar claims are unique and that are described in a patent application filed on March 4, 1998, with the U.S. Patent and Trademark Office. No patent has been issued to Windstar, we cannot assure that one will be issued, and we do not know when to expect such a determination to be made.


Business Strategy

         Our strategy is to apply petrochemical engineering technological solutions to producing marketable petrochemical fuel products and scrap steel through the disposal and recycling of hydrocarbon waste products, including tires. This involves the following key approaches:

         o Identify Feedstock Sources. We believe it is crucial in planning a plant to identify sources of feedstock for initial plant operation. We expect that a portion of the feedstock will consist of material that we are paid for removing and recycling, such as rubber tires for which many communities currently pay a disposal fee. We expect that some of the feedstock will consist of material that can be obtained without cost because the informal investigation conducted by our management indicates that there currently is no readily available market for certain materials such as some rubber products and waste plastics. The terms under which we can enter into long-term arrangements to acquire feedstock will affect the possible financial return from a plant.
         o Recover Marketable Products. We will select feedstock and design plants to maximize the recovery of products for which there appears to be well-established alternative markets with competitive pricing at levels that we forecast will generate a financial return.
         o Market the Products Recovered. We will attempt to establish long-term marketing relationships with customers that we forecast will have an ongoing need for our products.


The Recycling Opportunity


         Based on management's familiarity with the industry, we believe that substantial numbers of used tires, other rubber products, and plastics are placed in aboveground and other dumpsites each year. These plastics typically include synthetic carpeting and automobile fluff, which is the plastic and nonmetal residue from automobiles. Management believes these plastics strain the limited capacity of landfills because these rubber and plastic materials are not readily biodegradable. Although governmental responses to this disposal problem have currently been limited to the imposition of recycling fees upon the initial sale of such products, such as automobile tires, our management believes, based upon its informal inquiries and discussions with state and industry officials, that such products may ultimately be barred from landfills and the costs of disposal imposed upon tire manufacturers and others who manufacture products containing significant quantities of rubber and plastics.

The Windstar ThermReTec(tm) Process

         The proprietary Windstar ThermReTec(tm) process is based on recognized general principles of thermal vacuum distillation and thermal cracking processes that produce gases that are then condensed into oils that are further distilled to enhance the quality and economic value of the products. The technology combines several currently available petrochemical processes linked together with proprietary features. Principal equipment and process components used in the process are widely used in refineries or chemical plants. The proprietary features of the Windstar ThermReTec(tm) process relate to the design of the system to integrate and monitor these components to significantly enhance the yield when converting feedstock into useable, marketable products. The Windstar ThermReTec(tm) process has been tested in a pilot plant, as discussed below, but no full-scale plant has been constructed to date. The pilot-plant test processing approximately 40 pounds per hour of waste tires shredded to a nominal one-inch size resulted in the production of oil, gas and carbon black. We cannot assure that this technology will recycle rubber or plastic feedstock efficiently or economically in a full-scale plant in actual operation.


         The plant components and processes used to recycle rubber products and plastics are different in several details. Therefore, a plant designed to recycle rubber cannot recycle plastics and vice versa. Accordingly, if we were to have a single plant process both rubber and plastics, we would be required to build two separate process systems at such plant.

         Cyntech plants will be designed to produce the following products:

         o        feedstocks;


         o liquefied petroleum gases, including propane, butane and ethylene, among others;


         o residualgases used for cogeneration of electricity, steam boilers or as a general plant

         o intermediate petrochemical feedstocks, which are gas oils used to produce methanol, naphtha, kerosene, diesel and gasoline; and

         o residual process gases used for cogeneration of electricity, steam boilers or as a general plant fuel.

         The quantity and proportion of the products actually produced will depend principally on the feedstock for a particular plant. We expect that a plant recycling rubber tires would produce the following proportions of products: methanol 50%, gas oil 35%, and liquefied petroleum gas 10%. The remaining 5% would be process gas, which remains after the other products are recovered and is often considered waste and flared off in refineries and similar operations. We believe that, based upon our testing, we may be able to use this process gas for cogeneration of electricity or heating steam boilers in our facility. We will also recover scrap steel from the tires we process.

         We have conducted testing of the Windstar ThermReTec(tm) process over the last several years. The most recent testing was conducted in October 1999 at a testing facility owned by the manufacturer of the thermal cracking unit that we propose to use. The testing was conducted for 16 hours a day for three days by our management and consultants, at a sustained predetermined rate where the outflow process gas was measured and condensed to produce the gas oil component. Both the process gas and the gas oil were collected and analyzed by an independent and certified A.S.T.M., or American Society of Testing and Materials, facility. The other end products were collected and transported to other testing facilities.

         The results of the October 1999 testing were consistent with our more limited previous testing. The available equipment allowed us to produce gas oils (naphtha, kerosene and diesel), process gas (wet stream liquid propane, not fractionated), and carbon black. The testing process did not include a gas stream fractionating unit, but we had the gas stream analyzed by an independent laboratory that confirmed the expected results. The proposed facility for Chambers County has been designed based on the technology and equipment used in that test.


Proposed Construction of Chambers County Plant


         We propose to develop and build a Cyntech plant to recycle used tires and other rubber products in Chambers County, in the Mount Belvieu area, approximately 15 miles east of Houston, Texas. We project the plant will cost approximately $92 million to develop, construct and place in operation. The proposed project will require approximately 25 acres of land in an industrial area, which we have budgeted at a cost of about $500,000, based upon our informal survey of recent real estate transactions in the area, although we have not selected any specific parcel or entered into any land purchase agreement. The rubber recycling plant will include an approximately 60,000 square foot building for the plant and offices at a cost of approximately $4 million. We have contacted manufacturers to acquire both off-the-shelf equipment and custom-made Windstar ThermReTec(tm) process components based on the Windstar ThermReTec(tm) process, with an estimated cost of approximately $74 million to $77 million, depending on final design specifications. We estimate we will spend $10.5 million in addition for planning and design, Windstar licensing fees, financing costs, start-up expenses and related items.

         Initially, we are designing the Chambers County plant only with a design capacity to process approximately 18 million pounds of scrap tires and other waste rubber per month. We refer to this capacity as Phase I. After this rubber recycling plant is operational, we may expand the plant by adding equipment and processes to recycle approximately 20 million pounds of scrap plastics, used carpeting and auto fluff per month. This plant expansion, which we refer to as Phase II, would likely cost an additional approximately $18 million to $22 million and require the payment of an additional $500,000 license fee to Windstar. See Item 7. Certain Relationships and Related Transactions: Windstar License of the Windstar ThermReTec(tm) Process.

         To date, we have reviewed a number of potential sites, identified potential general contractors, reviewed the qualification of possible contract plant management for the facility, and commenced the equipment and installation engineering drawings. We anticipate that the engineering drawings will be completed mid-2001, at which time we will be able to apply for the air quality permit from the Texas Natural Resources Conservation Commission. Based on our management's discussions with that Texas agency, we believe that the typical time for review and approval of an air quality permit is approximately 120 to 180 days. Issuance of a permit is required prior to commencing construction. We anticipate that construction of Phase I could commence no earlier than late 2001 or early 2002, subject to financing.

         We are dependent on obtaining all of the estimated $92.0 million in equity and debt financing required to develop, construct and begin operation of this plant. Based upon our discussions with potential general contractors and potential plant management, we believe that Phase I construction would take approximately one year from the commencement of construction to the time the facility is ready for operation. If and when we decide to proceed with Phase II, after initial operation of Phase I, we estimate that Phase II would take approximately 12 months of construction before it would be ready for operation. See Item 2. Management's Discussion and Analysis or Plan of Operation: Capital Requirements.

         To date, we have not constructed any facility for processing rubber or plastic feedstocks. All of the physical components we plan to include in Cyntech plants are proven and in wide use in the petrochemical industry. However, significant portions of the Windstar ThermReTec(tm) process are based on specific applications of accepted engineering principles that we have tested only on a limited basis in the laboratory and in our pilot-plant testing. The Windstar ThermReTec(tm) process has not been used in full-scale plants and is commercially unproven. Further, these Windstar ThermReTec(tm) processes, while successfully tested in our pilot-plant test, have never been integrated with the existing standard petrochemical refinery and gasification equipment and processes to be used in any operating Cyntech plant on a large-scale, commercial basis.


Plant Feedstock


         Feedstock for Cyntech plants will consist of waste tires and other rubber products or plastics, synthetic carpet and other hydrocarbon waste products. We expect that some of the feedstock will consist of material that can be obtained without cost because there currently is no readily available market for such materials, such as some rubber waste products and waste plastics.


         We also expect that a large portion of the feedstock will consist of material that we are paid for removing and recycling, such as rubber tires for which many communities currently must pay a disposal fee. Industrial facilities, municipalities or others that generate, collect or dispose of materials, such as used tires, that do not readily degrade in landfills frequently pay others to dispose of such materials. The terms under which we can enter into long-term arrangements to acquire feedstock will affect the possible financial return from a plant. In addition to such feedstock supply commitments, we will seek to establish relationships and alternative sources of additional feedstock to diversify our sources of supply. We currently have no commitments or arrangements for feedstock for the Chambers County or any other proposed plant.

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


         If we have to pay for plant feedstock, it will have a material and adverse effect on the financial return we expect, although management projects that we could still operate profitably, we cannot assure that this would be the case.

         We expect to obtain feedstock from a variety of sources. For Cyntech plants processing rubber feedstock, possible sources of feedstock include tire manufactures, retailers, independent used tire collectors and landfill operators. For plants processing plastic feedstock, possible sources of feedstock include refineries, consumer waste management facilities, municipalities and counties. Although currently we have no commitment or arrangement to obtain any feedstock for the plants we may develop, our management has engaged in informal discussions with officials of the Texas Natural Resources Conservation Commission and the Houston Tire Dealers' Association regarding the potentially available feedstock, and based upon those discussions, we believe that there are adequate potential supplies of feedstock in the Houston metropolitan area and that we will not be required to pay for such feedstock.


Products, Markets and Distribution of Products

         We plan to market the petrochemical fuel products and scrap steel we produce to manufacturers, retailers and users of:

         o        methanol;
         o        residual gases and liquids;
         o        gas oils for the production of naphtha, kerosene and diesel;
         o        marine diesel;
         o        residual gas for cogeneration of electricity for our facility;
                  and
         o        scrap steel.


         In our first planned plant in Chambers County, Texas, we intend to market these products to refineries, petrochemical plants and others in the Houston and Gulf Coast areas. Because our products will be standard petrochemical commodities, we believe that they can be sold readily in the area. We will seek to enter into long-term agreements for the sale of products that we produce at prices that are tied to market indicators or at other prices that may be negotiated. potentialWithin the past several months, we have contacted approximately 15 potential purchasers for products we intend to produce to discuss potential demand, deliverability and prices. Based upon these initial contacts and their informal butexpressions of interest, we expect that we may be able to enter into agreements to sell some, if not all, of our products, before construction of the Chambers County facility commences, but we have no agreements in place now and cannot assure that we will be able to establish any marketing arrangement. We expect to increase our product marketing efforts as our engineering, financing and construction efforts increase. We expect that we may not be able to reach agreements with potential purchasers of the products we produce until construction and initial operation of our plant. Therefore, we may have invested significant amounts in the construction and initial operation of our plant before knowing whether we will be able to sell the products that we produce. Our inability to establish firm price and long-term sales contracts for the products we produce may adversely affect our ability to obtain required project financing. Our inability to develop a customer base may adversely affect our results of operations. We may operate at a loss. Based upon our preliminary informal discussions with potential purchasers, we believe that we will be able to sell scrap steel to steel plants in the Gulf Coast market, but again we have no arrangement to do so.

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

         We believe, based upon our pilot-plant test results and discussions with our consulting engineers, that we may be able to use residual gas we produce as fuel feedstock for a gas turbine unit to generate at least a portion of the electricity needed for the Chambers County facility.

         While we believe, based upon our initial informal marketing contacts and inquiries, that most of the products will be able to be sold within 10 to 25 miles of our Chambers County facility, we estimate that the maximum marketing distance from one of our facilities would generally be approximately 50 miles. Transportation costs will likely reduce the financial return or make it uneconomical to deliver most of our products beyond that distance.

Additional Facility Proposals

         Although we have no commitments to construct any particular additional facilities, our agreement with Windstar Research and Engineering requires that we construct 45 facilities over the initial 10-year term of that agreement. We are currently investigating preliminarily the possibilities of constructing additional facilities in Tampa, Florida, and in the Corpus Christi and Dallas-Fort Worth areas of Texas. We estimate, even if we are able to meet our anticipated schedule for the Chambers County facility, that construction of our next domestic facility could commence no earlier than mid-2002.

The European Market

         We propose to participate as one of a number of sponsors of a feasibility study for e-car Europe, being conducted by Ernst & Young, LLP. In order to participate, we will be required to pay a $50,000 sponsorship fee. The e-car Europe study, which is scheduled to begin in the second half of 2001, proposes to investigate a number of methods for recycling automobiles and their component parts. If we are identified as a viable participant in the European automobile recycling industry as a result of the e-car Europe study, we may have an opportunity--but no obligation--to begin development of a European facility.

         We have also considered the possibility of locating facilities in Germany, France, Belgium and England. While our initial inquiries included preliminary discussions with local governmental officials regarding potential facility locations, we have not entered into any agreements to locate facilities in any of those countries and do not intend to do so in the immediate future.

Competition within our Proposed Industry

         Although there are other entities that recycle automobile tires and other feedstock similar to that we propose to use, we believe, based upon the research and discussions with industry members conducted by our management, that other participants in this industry currently produce crumb rubber products for playgrounds and rubber mats and fuel for cement kilns. We estimate that the prices we may receive for the products we produce will likely be higher than the prices for crumb rubber, which may enhance our competitive position. Other industry participants, however, are substantially ahead of our current state of development, are likely to have significantly more resources at their disposal, and may have entered into agreements to obtain feedstock in certain areas that would make it difficult or impossible for us to compete successfully.


Risk Factors

         An investment in our common stock involves significant risks. In addition to the negative implications of all information and financial data included or referred to directly in this registration statement, you should carefully consider the following risk factors before you decide to buy our common stock. This registration statement contains forward-looking statements and information concerning our business and its future prospects. Those forward-looking statements should be read together with these risk factors, because these risk factors could cause actual results to differ materially from those forward-looking statements.

Risks Related to our Capital Requirements

     We need additional funds in order to continue.


         We will need additional funds in order to continue. As of January 31, 2001, we had a working capital deficit of $1,476,000 and a stockholders' deficit of $2,685,000. We have no revenues from any source and are completely dependent on the receipt of funds from external sources to be able to continue. Currently, our recurring expenditures are approximately $175,000 per quarter for general, administrative and other operating expenses unrelated to the development of our proposed Cyntech plant in Chambers County, Texas. We expect that our general, administrative and other operating expenses will increase substantially as we accelerate our efforts to develop our Chambers County plant, satisfy increased reporting and stockholder communications obligations under the securities laws, and seek needed additional capital required for our proposed business. We cannot assure that we will be able to obtain funds required to continue. We will need substantial amounts of additional equity capital in order to develop our proposed Chambers County plant.


     Our ability to raise equity capital is contractually limited.


         Until June 22, 2001, our ability to raise needed equity capital is limited by the antidilution provisions contained in the Exchange Agreement to the reverse acquisition, which closed on December 22, 1998. That agreement provides that we cannot dilute by greater than 20% the number of shares of common stock outstanding after the closing. Under this limitation, we are precluded from issuing more than approximately 7.2 million shares between such December 22, 1998 closing and June 22, 2001. Between the closing and the date of this filing, we have issued approximately 2.1 million shares. Therefore, we can only issue approximately 5.1 million additional shares prior to June 22, 2001. See Management's Discussion and Analysis or Plan of Operation: Capital Requirements.

         We do not expect to be able to obtain a waiver of this antidilution limitation on our ability to sell stock. The net effect of this antidilution provision is that we may not be able to effectively utilize any equity line financing until after June 22, 2001. While we believe that the expiration of the antidilution provisions is now sufficiently near that those provisions will not impede our ability to raise the capital required for the Chambers County facility, we can provide no assurance that this will be the case.


     We will require substantial amounts of debt project financing to develop our proposed Chambers County plant.


         We estimate that we will require approximately $77 million in project financing in order to develop our proposed Chambers County facility. We previously engaged an unrelated firm to provide project financing equal to 85% of permitted plant costs, subject to a number of material conditions that we were required to satisfy, including to:


         o        design and complete the engineering of the plant;
         o execute contracts to obtain a site for the plant, construct and manage the plant, obtain a supply of feedstock, sell our products, and accomplish other tasks;

         o        obtain all required licenses and other approvals;
         o obtain a financial bond to pay the loan balance plus related costs if we default;
         o provide a report to the lender from an independent engineer to the effect that our financial forecasts relating to the operation of the plant are accurate and will result in adequate cash flow to repay the borrowings; and
         o        satisfy a number of other requirements.


Our previous engagement with this firm toexpired before we were able to obtain the initial equity needed to fund or meet the foregoing obligations. Although the foregoing financing opportunity has expired, we expect that our ability to obtain any project financing may be subject to similar conditions. We cannot assure that we would be able to meet such conditions. If debt financing cannot be obtained, we might be required to seek additional equity capital, which may dilute the interest of all stockholders.


     We must obtain a substantial amount of equity capital before we complete project financing for our proposed Chambers County plant.


         We estimate that we will be required to obtain approximately $15 to $20 million or more in additional equity capital in order to qualify for project financing for our proposed Chambers County plant. We anticipate that substantially all of the needed equity capital must be raised wein order to satisfy theprincipal financial conditions for a minimum debt-to-equity ratio to qualify forthe project financingwe for the Chambers County plant. Delays in obtaining our required equity capital will correspondingly delay our satisfaction of the conditions that may be required to arrange project financing and, in turn, the construction of the Chambers County plant. Even if we are able to raise the equity that we estimate we will need to qualify for project financing, we may nevertheless be unable to obtain that financing, which may force us to seek even more equity and potentially further dilute the interest of existing stockholders. If we are unable to obtain required funding from debt and equity sources, we may be unable to construct a plant, commence operations, or continue in existence.


     We anticipate having substantial future capital needs.


         Even if we are able to fund construction of the Chambers County plant, we estimate that our future capital needs, particularly for expansion of the proposed Chambers County plant to process waste plastics as well as for developing any additional plants that we may undertake in the future, will be substantial. The extent of our future capital requirements will depend on many factors, including our possible desire to develop additional plants, success in developing additional plants, results of operations, the availability of funding from third parties through strategic alliances, joint ventures or other collaborative arrangements, and other factors not within our control. We cannot estimate the extent of our future capital needs, and it is possible that our estimates will be inaccurate to a significant degree. Based on our current estimates, however, we anticipate that we will seek additional required funds from the sale of securities, new borrowings or other external sources. If our capital expenditures differ materially from our estimates, we may require additional financing sooner than anticipated. We have no commitments for any such additional capital that we may need. See"Item 2. Management'sItem 2. Management's Discussion and Analysis or Plan of Operation: Capital Requirements.

         We cannot assure that we will be able to obtain required additional funds on acceptable terms, if at all. In addition, our cash requirements may vary materially from those now planned because of the results of process testing, potential changes in the sources of feedstock and the terms on which it can be obtained, competitive technologies, future research and development, issues related to patent or other protection for proprietary technologies, regulatory approvals, and other factors. If adequate funds are not available, we may be required to delay, reduce the scope of, or cancel the proposed Chambers County facility and be unable to commit to any other plant development projects.


     If we finance the Chambers County facility with secured project indebtedness, essentially all of our assets will be encumbered and subject to foreclosure if we are unable to make the required payments.


         If we construct the Chambers County facility with project indebtedness secured by encumbrances on all of our facilities, substantially all of our operations will have been financed and leveraged through such a financing arrangement. Our investment in the Chambers County facility will only be profitable if it generates cash flow sufficient to cover the principal and interest payments due under the financing arrangement, if we are able to obtain financing. Notwithstanding any results of operations or available cash, we would be required to make payments of principal and interest on such a loan when due. Such payments may leave us with insufficient cash to fund operations, which may materially affect our ability to continue. Because essentially all of our properties and assets would likely be encumbered to secure such a loan, failure to make a payment could result in foreclosure on and loss of such properties and assets. Additionally, because of such encumbrances, it may be difficult or impossible for us to obtain alternative debt financing.


Risks Related to the Proposed Development and Operation of Cyntech Plants


     Our beliefs regarding the availability of feedstock have been based on limited information and if those beliefs are not well founded, we may not be able to operate Cyntech plants profitably.

         Our plan of operation for proposed Cyntech plants is based on willour belief, formed in reliance on our management's general experience in the industry and informal conversations with operators of state and industry facilities in the area of our first proposed plant, that the feedstock we need will be available and that we may even receive a fee for accepting and disposing of various materials, particularly used tires, that will represent a substantial portion of the feedstock requirements for our plants. We have no commitment from any storage, collection or disposal facility, or other source of used tires to obtain any used tires or other feedstock for the Chambers County or any other plant. We cannot assure that we will be able to enter into any agreement under which we will be able to obtain the necessary feedstock or receive a fee for recycling used tires or other feedstock. A number of firms have previously attempted to operate various plants to recycle used tires and other feedstock, but many have been financially unsuccessful and are no longer in operation, perhaps because they were unable to obtain sufficient feedstock or fees for accepting and recycling the materials used for feedstock. If we are unable to obtain sufficient feedstock, if we are not paid to accept and recycle these materials, or if we are required to pay for feedstock, our financial return from operation of Cyntech plants would be substantially and adversely affected. We cannot assure that any Cyntech plant will be profitable.


     The Windstar ThermReTec(tm) process is in its early stages of development and we face significant technological uncertainties.


         We are in the development stage and have not yet built a facility, used the technology we have licensed in a full-scale plant, or produced any products. We expect that we will require significant further development, testing and process refinement before the first Cyntech plant will become operational. Our efforts remain subject to all of the risks inherent in new product and process development, including unanticipated technical, regulatory or other problems that could result in material delays or significant cost increases. For the near future, substantially all of our resources will continue to be dedicated to the implementation and commercialization of the Windstar ThermReTec(tm) process. The results of this implementation and commercialization of the Windstar ThermReTec(tm) process may be inconclusive or may not be indicative of the actual results of its full-scale commercial use. If we encounter unfavorable development or test results, we may be forced to abandon the implementation of specific processes or products that we might otherwise have believed to be promising, in which case we may not be able to recover costs incurred in related research and development efforts. We cannot assure that any Cyntech facility will be built, that the technology will perform as laboratory tests have indicated, or that we will ever produce any products.


     We are and will continue to be dependent on Windstar for the technology that is essential to our development and operations.

         We rely a great deal on the technical expertise of Windstar, a separate company with which certain of our officers and stockholders are affiliated, and on the Exclusive Option Agreement we have entered into with Windstar for the right to use the Windstar ThermReTec(tm) technology. At the same time, however, we have little or no control over Windstar or how Windstar conducts its business. If Windstar were to breach its agreement and refuse to license the Windstar ThermReTec(tm) technology for our use, if Windstar were to breach its agreement and refuse to provide us with design, engineering and permitting assistance, if Windstar were to breach its agreement and license the Windstar ThermReTec(tm) technology to our competitors, or if Windstar were to allow its Windstar ThermReTec(tm) technology to become obsolete or outdated, it would have a material adverse effect on our operations.


     Our Exclusive Option Agreement with Windstar imposes a number of requirements on us and if we fail to perform, we may lose access to the Windstar ThermReTec(tm) process.

         Under our agreement with Windstar, we were required to pay a $100,000 licensing fee for the Chambers County facility to Windstar by May 2, 2001, an additional $250,000 licensing fee for the Chambers County facility by July 1, 2001, and the final $500,000 licensing fee for the Chambers County facility by July 31, 2001. Windstar has agreed to accept our 12-month note for the initial $100,000 payment and, pursuant to section 12(g) of the agreement, has granted our written request to extend the due dates for the subsequent payments to August 1, 2001, and August 31, 2001, respectively. Additional requirements imposed upon us by the agreement include the requirements to commence building of new facilities according to an aggressive schedule (one facility in 2001, two in 2002, three in 2003, four in 2004, five in 2005, and six in each year thereafter), pay license fees of $1.0 million per facility, and pay monthly operating fees based on gross income of any plants that become operational.

         If we fail to meet any of the requirements imposed on us by the Exclusive Option Agreement, Windstar has the right to deliver to us a notice of default that provides at least 180 days notice of termination and allows us 90 days to cure the default and thereby prevent termination of the agreement. If Windstar delivers to us a notice of default and we are unable to cure that default, Windstar may terminate the agreement with 180 days notice and we would thereafter lose access to the Windstar ThermReTec(tm) process, in which case we may be unable to continue.


     Our business is subject to substantial environmental regulation and our activities will carry certain inherent risks related to environmental, fire and public health issues.


         Our business will be subject to numerous laws and regulations concerning the storage, use and discharge of materials into the environment, the remediation of environmental impacts, and other matters relating to environmental protection. These laws and regulations may impose costs on our operations that make it impossible to operate in a cost-effective manner. Initially, we need to obtain an air quality permit before we commence construction of the Chambers County facility. If we are unable to obtain that air quality permit, we will be unable to construct and operate the Chambers County facility, which would have a material adverse effect on the implementation of our business plan as we seek an alternate location and essentially restart much of the development process. Further, although we intend to comply with all applicable laws and regulations, we may violate one or more of these laws and regulations, which could result in the imposition of sanctions including the loss of certain permits or license, civil sanctions or criminal penalties.


         Our operations may require us to stockpile certain feedstock, such as tires, from time to time. When stockpiled above ground, tires create certain fire, public health and environmental hazards ranging from fires, which generate large and dense clouds of black smoke and are extremely difficult to extinguish, to the creation of vast breeding grounds for mosquitoes and vermin. Finally, the petrochemical products we intend to produce could create certain environmental hazards if we fail to handle them properly or if we fail to contain them.

     We will be heavily dependent on our continuing relationships with third parties.

         We have acquired the right to use the Windstar ThermReTec(tm) technology, which will form the basis for our operations, from Windstar, an affiliated entity. If we were to become unable to utilize that technology, or if the use of that technology were to prove not to be cost-effective, it would have a substantial adverse effect on our development and our ability to commence and continue operations.


         Additionally, our strategy for the development of our plants and marketing our products requires us to enter into agreements with providers of feedstock and customers for the products we intend to produce. Our commercial success will be dependent upon these outside parties performing their respective contractual responsibilities. Based on publicly available information, we believe that the inability to obtain feedstock and be paid for accepting that feedstock at a rate that makes production cost-effective may have substantially reduced the economic return for other rubber and plastic recycling facilities. There can be no assurance that we will be able to negotiate these agreements on favorable terms or at all. Even if we are able to enter into the necessary agreements, there can be no assurance that such parties will perform their obligations as expected. Our prospects will be significantly affected by our ability to successfully obtain agreements with suppliers of feedstock, principally used tires and plastics, and sales contracts for the sale of products to customers located within a reasonable distance from our facility.


Risks Related to our General Proposed Business


     We remain at an early stage of development, have not yet tested our processes in full-scale plants, and have no operating history, all of which makes it difficult for investors to determine whether we will accomplish our objectives.


         Because we only recently initiated our proposed business, we are still at an early stage in the development of our proposed Cyntech plants. We have not tested our processes in a full-scale plant. Therefore, we have no operating history on which investors can base an evaluation of our business and prospects. Accordingly, potential investors must consider the risks and difficulties we face as an early stage company with no operating history proposing to enter into an innovative and untested business. Our business objectives must be considered speculative, and there is no assurance that we will satisfy those objectives. We cannot be certain that our business strategy will be successful.

     We are heavily dependent on our executive officers.


         Our success depends on the continued contributions of our executive officers, particularly R. Frank Meyer, our President, and Charles Tovey, Senior Vice President for Engineering and Operations. Mr. Meyer is central to our vision, development and growth and has been chiefly responsible for developing all of our relationships with our other executives, directors and external consulting entities. Charles Tovey has played a substantial role in the development of our business plan and the industry relationships we have developed, particularly in Texas. We currently do not have keyman life insurance on any of our executives. Even if we continue to rely on consultants for various engineering, design and other specialized services, we will need to recruit and retain additional personnel, including technical advisors and management, and develop additional management expertise. Our inability to acquire such services or to develop such expertise could have a material adverse effect on our operations. See Item 5. Directors, Executive Officers, Promoters and Control Persons.


     Our officers and directors are subject to conflicts of interest.


         Our officers and directors and their affiliates have been, are and will continue to be subject to significant conflicts of interest. Certain officers and directors will be subject to competing demands for their time as they divide their attention between our business and their other business and investment interests. Certain of our directors, officers and stockholders have been or are affiliated with Windstar, the licensor of the Windstar ThermReTec(tm) technology. The Exclusive Option Agreement under which we will obtain technology from Windstar was not the result of arm's-length negotiations. There can be no assurance that any of the foregoing or other conflicts of interest will be resolved in favor of our stockholders or us. We have adopted no policies respecting the resolution of actual or potential conflicts of interest.

     If we are unable to protect our intellectual property, we may lose a valuable asset or incur costly litigation to protect our rights.

         Our success will depend, in part, upon our intellectual property rights. We obtain rights to such intellectual property under our Exclusive Option Agreement with Windstar. To date, Windstar has not been granted and does not hold any patents. A patent application was made for certain proprietary technology on March 4, 1998, and has been assigned to Windstar, a separate company with which certain of our officers and stockholders are affiliated. That patent application has not yet been approved, we cannot assure that any patent will be granted, and we are unsure when such a determination will be made. We also will rely on unpatented trade secrets and know-how to protect the Windstar ThermReTec(tm) process. If the patent application assigned to Windstar is denied, we will be forced to rely to a greater degree on trade secrets and know-how and our ability to protect our intellectual property will be reduced to some degree. Our inability to protect these secrets and know-how could have a material adverse effect on our business and prospects. We intend to protect our proprietary information by entering into confidentiality agreements with employees and consultants and potential business partners. These agreements may be breached or terminated, creating a potential or actual loss of our confidential trade secrets and know-how. Litigation to enforce intellectual property rights or to protect trade secrets could result in substantial costs and may not be successful. Any inability to protect intellectual property rights could seriously harm our business, operating results and financial condition. In addition, the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. Our means of protecting our intellectual property rights in the United States or abroad may not be adequate to fully protect those intellectual property rights.

     Third-party claims that we infringe upon their intellectual property rights could be costly to defend or settle.


         Litigation regarding intellectual property rights is common. We may from time to time encounter disputes over rights and obligations concerning intellectual property. Although we believe, based upon assurances from Windstar, that our intellectual property rights in the Windstar ThermReTec(tm) technology will be sufficient to allow us to operate and market our products without incurring third-party liability, third parties may bring claims of infringement against us. Windstar is contractually obligated to defend those claims, but we cannot assure that Windstar will have the financial resources to do so. These claims may or may not have merit. Any litigation to defend against claims of infringement or invalidity could result in substantial costs and a diversion of resources. Furthermore, a party making a claim could secure a judgment that requires us to pay substantial damages. We may not be able to obtain indemnification from Windstar, the owner of the Windstar ThermReTec(tm) technology. Our business, operating results and financial condition could be harmed if any of these events occurred.

     There are certain rules applicable to our common stock as a "penny stock," and those rules may limit the liquidity and the resale of our common stock.

         The Securities and Exchange Commission, or the SEC, has promulgated rules governing over-the-counter trading in penny stocks, defined generally as securities trading below $5 per share that are not quoted on a securities exchange or Nasdaq or which do not meet other substantive criteria. Under these rules, our common stock is currently classified as a penny stock. As a penny stock, our common stock is currently subject to rules promulgated by the SEC that impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and institutional accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Further, if the price of the stock is below $5 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the SEC. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons who acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.


     We have never paid any dividends and do not expect to do so in the future.

         We have not paid dividends in the past, and we do not plan to pay dividends on such stock in the future, even if we were to become profitable. Earnings, if any, are expected to be used to obtain license agreements and use the Windstar ThermReTec(tm) technology in additional facilities and for general corporate purposes, rather than for distributions to holders of common stock.

     There are substantial options outstanding that may limit our ability to obtain financing in the future and that may be exercised when the effect would be to depress the market price of the common stock.


         We have issued and outstanding options to purchase up to an additional 3,479,086 shares of common stock at a weighted average exercise price of $0.20 per share. The existence of such options may prove to be a hindrance to future financing, and the exercise of options may further dilute the interests of the stockholders. The possible future resale of common stock issuable on the exercise of such options could adversely affect the prevailing market price of our common stock. Further, the holders of options and warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us.


     We may have incurred contingent liabilities in connection with our previous sales of common stock, in which we may have issued securities without an available exemption from registration under the Securities Act of 1933.


         We have issued an aggregate of approximately 2.1 million shares of common stock since the reorganization between Nevada Cyntech and Utah Carbon Fiber in December 1998 in reliance on exemptions from registration under the Securities Act. Unless the sales of the shares qualify for an exemption from registration, either pursuant to Regulation D promulgated under the Securities Act or otherwise, the investors would have the right to rescind their purchase of the common stock if they should desire to do so. Based on management's understanding of the applicable requirements at the time we issued securities, we then believed that our sales of common stock qualified for exemption from registration. However, based on a subsequent further review and awareness of the applicable technical requirements, we are now concerned that no exemption from registration may have then been available for the issuance of 300,000 shares in the Optima transaction, 225,000 shares to Oriental, 400,000 shares in the Oxford transaction, and 300,000 shares to Messrs. Mallory and Reel in connection with the Serengeti transaction. No investor has sought rescission or made a claim for damages. Since compliance with exemptions from registration is highly technical and quite difficult, it is possible that if an investor should seek rescission, he or she would succeed. A similar situation prevails under state law in the states where the common stock may have been offered without registration in reliance on specific exemptions from registration that require compliance by the Company with stringent filing requirements or other conditions, some of which must be satisfied prior to making an offer in a specific state. If a number of investors were successful in seeking rescission, the Company would face their financial demands, which could have an adverse effect on the nonrescinding investors and us. Inasmuch as the basis for relying on exemptions from registration is factual, depending on the conduct of the Company and persons contacting prospective investors and making the offering, the Company has not received a legal opinion to the effect that any offer and sale of securities has been exempt from registration under any federal or state law. Instead, the Company has relied on the operative facts, as documented by it, as its basis for such exemptions.


         We may also be subject to civil or other enforcement or remedial actions by federal and state authorities that, upon review, may conclude that an exemption from registration was not available for various transactions in which we offered and sold securities. We have not been advised of any inquiry or investigation by any federal or state securities agency, but we cannot assure that such investigation may not be initiated in the future. If such inquiry or investigation were to result in an agency determination that action should be brought against us, we may incur costs of investigating and defending our position. Any finding in an administrative action or court proceeding that we have violated the law would impose on us the obligation to disclose such violation and may impair our ability to seek financing in reliance on certain exemptions from registration under applicable federal and state securities laws.


         If all investors to whom we have offered securities in reliance on exemptions between the reorganization between Nevada Cyntech and Utah Carbon Fiber in December 1998 and May 15, 2001, were to seek rescission, we would be exposed to claims relating to an aggregate of 2,057,078 shares that were issued in consideration of $204,299 in cash and $611,766 in services, for a total of $816,065, or approximately $0.40 per share. We do not have the financial resources to pay such a claim were it to be successfully asserted by the investors to whom we have issued such shares. Further, the existence of these contingencies could impair our ability to raise capital in the future.

     We may have materially breached the terms of our Exchange Agreement, which creates the risk of a stockholder action for injunctive relief, damages or both.

         Under the terms of section 5.02(c) of our exchange agreement relating to the combination of Utah Carbon Fiber and Nevada Cyntech, we agreed to "immediately undertake efforts" and "in no event raise less than $5 million" through a private placement of securities. Additionally, section 5.02(c) provided that "the failure to raise a minimum of equity capital . . . shall constitute a material breach of this agreement, and that such action shall be appropriate for injunctive relief . . . (as other remedies will probably be inadequate)."

         Although we have undertaken efforts to do so, those efforts have, to date, been unsuccessful and we have not raised the $5 million in equity capital. Although section 5.02(c) does not impose a specific deadline by which we are required to raise the $5 million, we may be subject to legal action by the former stockholders of Carbon Fiber Products, Inc. for injunctive or other relief. While no such litigation has been initiated or threatened as of the date of this filing, we face the risk of such litigation until the statute of limitations operates to bar such a claim or we have successfully raised the required equity capital, if we are ever successful in doing so.


Governmental Approvals, Regulations and Environmental Laws

Environmental Regulations and Permits


         Before we can begin construction of the proposed Chambers County facility, we will need to obtain a New Source Review permit from the Texas Natural Resources Conservation Commission, or Texas NRCC. Because Chambers County has been designated as a "severe" nonattainment county for ozone and volatile organic compounds, additional state permits will be required if the Texas NRCC determines that our proposed facility will result in emissions of those materials above certain levels. We cannot assure that the additional state permits will not be required, or that if they are required, we will be able to obtain those permits. The costs associated with obtaining the New Source Review permit have been included in our cost projections for construction of the Chambers County facility. Although we have budgeted for estimated costs of compliance with environmental requirements in the operation of our proposed plant, we cannot assure that actual costs may not be greater than anticipated. In addition, the failure to meet applicable requirements may result in business interruptions, suspensions or other actions that can result in expense or delays.

         In addition to the initial permitting process, our proposed activities are subject to numerous laws and regulations concerning the storage, use and discharge of materials into the environment, the remediation of environmental impacts, and other matters relating to environmental protection, all of which may adversely affect our operations and the costs of doing business. It is possible that state and federal environmental laws and regulations will become more stringent in the ourfuture, which might increase our projected construction or operating costs.


Safety and Health Regulations

         We must also conduct our operations in accordance with various laws and regulations concerning occupational safety and health. Currently, we do not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed and amended, the Company is unable to predict the future effect of these laws and regulations.

Employees and Consultants


         As of the date of this filing, we had no employees. Our President and Chief Executive Officer, R. Frank Meyer, and our Senior Vice President, Charles Tovey, are engaged under written consulting agreements. J.P. Herrin, our Vice President of Engineering, currently serves on a limited-time basis without compensation. Ike Yancy, our Vice President of Feedstock Acquisition, currently serves on a limited-time basis with compensation negotiated on a project-by-project basis. See Management: Executive Compensation. We also engage other consultants from time to time to provide required engineering, accounting and other professional services.

Facilities

         We have entered into a consulting agreement with Laska & Associates, Inc., under which we obtain management, financing and accounting services, principally through the efforts of John Laska, a certified public accountant and principal of Laska & Associates. We have agreed to pay Laska & Associates a monthly fee of $15,000, plus expenses, for the period December 31, 1997, through September 30, 1999. We have agreed to pay Laska & Associates $150 per hour, with a minimum of $5,000 per month, plus expenses, from October 1, 1999, through December 31, 2007. The balance of $479,285, plus interest at 12%, is payable at any time after May 1, 2002, unless converted to common stock at $1.00 per share. We have also granted Laska & Associates options to purchase 1.0 million shares of common stock at $0.20 per share, expiring December 31, 2007.

         Laska & Associates has agreed to defer payment of consulting fees due it until we have received sufficient funds to pay current operating expenses due others.

--------------------------------------------------------------------------------
        ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
--------------------------------------------------------------------------------

         You should read the following discussion and analysis in conjunction with our consolidated financial statements included in this filing. The following information contains forward-looking statements. See Special Note about Forward-Looking Information. Our activities are subject to significant risks. See Item 1. Description of Business: Risk Factors." Factors.


Overview

         We propose to develop and operate plants using the Windstar ThermReTec(tm) process to produce marketable petrochemical fuel products and scrap steel through recycling waste tires, plastics, carpet and rubber products.


         We are a development stage company and have had no revenue from operations through January 31, 2001. For the six-month period ended January 31, 2001, the years ended July 31, 2000 and 1999, the Company incurred net losses of $354,000, $1,303,000 and $1,671,000, respectively. At January 31, 2001, and July
31, 2000, the Company had net stockholders' deficits of $2,685,000 and $2,361,000, respectively. Accordingly, the independent auditor's report accompanying our audited financial statements as of July 31, 2000 and 1999, included in this filing, raises substantial doubt about our ability to continue as a going concern.

         During the development period, we have experienced and continue to experience severe shortages of cash. We have met our cash requirements principally through borrowings from affiliates and others and the issuance of common stock. Although we intend to continue to rely on borrowings from affiliates in the future to meet ongoing general, administrative and other operating costs, we have no agreements with any of our affiliates or any other persons or entities to provide us funds to enable us to meet those costs. We will also require substantial amounts of capital from other sources in order to develop our proposed Chambers County plant. We cannot assure that we will be able to obtain required funds.

         In December 1998, the Utah corporation, then named Carbon Fiber Products, Inc., acquired the Nevada corporation named Cyntech Technologies, Inc. in a so-called "reverse acquisition." In this transaction, Utah Carbon Fiber issued 25.9 million shares of common stock to the former Nevada Cyntech stockholders, which constituted approximately 89.3% of the 29.0 million shares of Utah Carbon Fiber then outstanding. Immediately prior to completing the above transaction, Utah Carbon Fiber transferred substantially all of its assets and liabilities, excluding trade receivables and payables, to certain of its stockholders for 1,094,712 shares. In addition, the former officers and directors of Nevada Cyntech became officers and directors of Utah Carbon Fiber, which then changed its name to Cyntech Technologies, Inc. As a "reverse acquisition," this transaction was accounted for as a recapitalization of the Utah Carbon Fiber corporation, giving effect to the acquisition of all of the issued and outstanding stock of the Nevada Cyntech corporation. The surviving entity reflects the assets and liabilities of the Utah and the Nevada corporations at their historical book value, and the issued common stock and additional paid-in capital are that of the Utah Carbon Fiber corporation. See
Item 7. Certain Relationships and Related Transactions and Note 1 to Notes to Consolidated Financial Statements.


         As a result of the reverse acquisition, our business activity has changed. Our discontinued operations while we operated under the name of Carbon Fiber Products, before the reverse acquisition with the Nevada Cyntech corporation as discussed above, resulted in a net loss of $1,139,000 and $1,000,112 for the year ended July 31, 1998, and for the period from August 1, 1998, to December 22, 1998, respectively.

Results of Operations


         We had no revenues from operations during the years ended July 31, 2000 and 1999, or the six months ended January 31, 2001 and 2000. Future revenues will depend on our ability to develop a Cyntech plant.

Six Months Ended January 31, 2001 and 1999

         Our consulting fees decreased to $70,000, or approximately 85%, for the six-month period ended January 31, 2001, as compared to $466,000 in such expenses for the same period in the preceding year. This decrease was the result of decreased consulting activity in 2001. Related-party consulting expenses increased to $123,000, or approximately 12%, for the six-month period ended January 31, 2001, as compared to $110,000 in such expenses for the same period in the preceding year. This increase was the result of an increased number of related-party consultants. General and administrative expenses decreased to $60,000, or approximately 31%, for the six-month period ended January 31, 2001, as compared to $87,000 in such expenses for the same period in the preceding year. However, we expect that these costs will increase in the future.

Years Ended July 31, 2000 and 1999


         Our consulting fees increased to $442,000, or 14%, for the year ended July 31, 2000, as compared to $388,000 in such expenses for the same period in the preceding year. Related-party consulting fees increased to $278,000, or approximately 7%, for the year ended July 31, 2000, as compared to $261,000 in such expenses for the same period in the preceding year. These increases were due to increased consulting activity in 2000. General and administrative expenses decreased to $290,000, or 61%, during the year ended July 31, 2000, as compared toConsulting $751,000 in such expenses for the same period in the preceding year. These decreases were generally due to our decreased level of research and development activities. However, we expect that these costs will increase in the future. Interest expense increased to $217,000 for the year ended July 31, 2000, as a result of converting a number of current notes and consulting fees payable to long-term convertible debt, with interest at the rate of 12%, as compared to $2,000 of finance charges incurred during the same period in the preceding year.


Years Ended July 31, 1999 and 1998


         Our consulting fees increased to $388,000, or approximately 270%, for the year ended July 31, 1999, as compared to $105,000 in such expenses for the same period in the preceding year. Related-party consulting fees increased to $261,000, or approximately 40%, for the year ended July 31, 1999, as compared to $187,000 in such expenses for the expensessame period in the preceding year. The increases in consulting and related-party consulting expenses in 1999 were due to increased activities. General and administrative expenses decreased to $751,000, or 56%, for the year ended July 31, 1999, as compared to $1,715,000 in such expenses for the same period in the preceding year. The decrease in general and administrative expenses was due to increased activities, offset by a decrease in research and development activities in 1999. Other income in 1999 and 1998 represents general and administrative expenses allocated to a nonrelated company.


Liquidity and Capital Resources


         As noted above, since inception we have relied principally on proceeds from borrowings from affiliates and others and from the issuance of securities to satisfy our cash requirements for operating activities. From inception of December 31, 1997, through January 31, 2001, we used net cash of $618,000 for operating activities and $43,000 for investing activities to purchase property and equipment. We funded these items with $191,000 received from the issuance of common stock, $470,000 in proceeds from borrowings, including $393,000 from affiliates, and $77,000 from nonaffiliates. During the year ended July 31, 2000, in order to conserve cash, $1,230,000 in consulting fees, related-party notes and advances payable, and related accrued interest were converted into long-term convertible notes due after May 1, 2002, on 30 days' demand and convertible into common stock at $1.00 per share.


Plan of Operation

         Our long-term strategy is to establish revenues through the development of Cyntech plants, beginning with an initial plant in Chambers County, Texas. Until our first Cyntech plant is constructed and placed in operation, we plan to continue to obtain required funds through borrowings from affiliates and others and from the issuance of common stock or other securities. To fund development of the Chambers County facility, we will need both to obtain significant amounts of additional equity through the issuance of common stock or other securities and to obtain project financing in the form of long-term borrowings secured by plant assets.

         We estimate that it will take approximately two to three months after the receipt of at least $2.5 million in equity financing to complete the preconstruction development of our first plant. Thereafter, we estimate that it will take an additional fifteen15 to eighteen18 months for actual construction. We are not likely to receive any revenues, other than possible immaterial amounts of tire stocking fees we may collect for tires we accept and store on site during construction, until 30 to 90 days after actual operations commence. Accordingly, we do not anticipate revenues from our first Cyntech plant to be received prior to the end of 2002. Delays in obtaining required financing or completing any other development component would correspondingly delay the receipt of first revenues from this project.


Capital Requirements


         As of January 31, 2001, we had deficit working capital of $1,476,000 and a stockholders' deficit of $2,685,000. We require capital for general and administrative expenses and other corporate purposes, as well as costs associated with the development, construction and initial operation of our first Cyntech plant in Chambers County, Texas.

         In connection with our sponsorship of the e-car Europe feasibility study, we have committed to make payments spread over the next 10 months that amount to a total payment of $50,000 prior to February 2002. Additionally, we expect that we will require approximately $750,000 to $900,000 between now and October 31, 2001, for general corporate purposes, including general and administrative expenses, consulting fees and costs associated with meeting our legal reporting and filing requirements. We expect to meet these needs with funds provided principally by borrowing from our affiliates, to the extent available, and our sale of common stock. No one has agreed to loan us any money or buy any of our common stock.

         In addition to general operating funds, we will require significant amounts of capital in connection with the development of our first Cyntech plant, which we estimate will cost a total of approximately $92 million. Under the terms of our agreement with Windstar Research and Engineering, we must raise the necessary funds and commence construction of the Chambers County facility prior to December 31, 2001. If we fail to do so, Windstar has the right to terminate the agreement, although it is contractually obligated to provide 180 days' notice and give us 90 days to cure any default. Our goal is to obtain approximately $15 million to $20 million in equity through the sale of common stock, with the balance of the funds to be obtained through project financing; however, there is no guarantee that we will be successful in obtaining such funds.

--------------------------------------------------------------------------------
                         ITEM 3. DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         Our corporate office at 4305 Derbyshire Trace, SE, Conyers, Georgia 30094, is located in a separate onsite building at the residence of our President and Chief Executive Officer, R. Frank Meyer. We reimburse Mr. Meyer $175 per month, plus operating expenses, for this office, on a month-to-month basis.

--------------------------------------------------------------------------------
     ITEM 4. sECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

         The following table sets forth, as of May 1, 2001, the name, address and stockholdings of each person who owns of record, or was known by us to own beneficially, 5% or more of the common stock currently issued and outstanding; the name and stockholdings of each director; and the stockholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of common stock, and all such shares are owned beneficially and of record by the named person or group:

         Name of Person or Group                       Nature of Ownership          Amount           Percent
         -----------------------                       -------------------          ------           -------
Principal Stockholders:
  Tex-Oil Chemical Limited Partnership, L.P(1)..........   Common Stock           16,500,000          48.6
  4305 Derbyshire Trace, SE
  Conyers, GA  30094

  Tex-Oil Chemical Limited Partnership, L.P.(1).........   Common Stock           17,017,556          49.3
  4305 Derbyshire Trace, SE
  Conyers, GA  30094

  Homer Cutrubus and Phidia Cutrubus(2).................   Common Stock            2,034,483           6.0
  895 West Riverdale Road
  Ogden, UT  84405

  Homer Cutrubus and Phidia Cutrubus(2).................   Common Stock            2,034,483           5.9
  895 West Riverdale Road
  Ogden, UT  84405

  Christopher Bromley(3)................................   Common Stock            3,900,000          11.5
  25876 The Old Road, Suite 240
  Valencia, CA  91381

  Christopher Bromley(3)................................   Common Stock            3,900,000          11.3
  25876 The Old Road, Suite 240
  Valencia, CA  91381

Directors:
  R. Frank Meyer(4).....................................   Common Stock           16,500,000          48.6
  Director, President and Chief Executive Officer          Options                 2,084,804           6.1
  4305 Derbyshire Trace, SE                                                      -----------
  Conyers, GA 30094                                        Total                  18,584,804          54.8

  Michael Dumdie(5)                                        Common Stock            1,002,673           3.0
  4640 St. Kevin Ct.
  Swanee, GA  30024

  R. Frank Meyer(4).....................................   Common Stock           17,017,556          49.3
                                                           Options                 1,700,190           4.9
                                                                                 -----------
                                                           Total                  18,717,746          54.2

  Michael Dumdie(5).....................................   Common Stock              921,179           2.7
                                                           Options                    15,386          ----
                                                                                 -----------
                                                           Total                     936,565           2.7

  William F. Meyer......................................   Options                   261,562           0.8
  Director and Treasurer
  2140 Deer Trail, N.W.
  Suwanee, GA  30024

  William F. Meyer......................................   Common Stock               51,400           0.1
                                                           Options                   276,948           0.8
                                                                                  ----------
                                                           Total                     328,348           1.0

  J.W. Feighner, Jr.(6)                                    Common Stock            1,630,000           4.7

  All Executive Officers and
  Directors as a Group:.................................   Common Stock           18,033,075          53.1
                                                           Options                 2,346,366           6.9
                                                                                 -----------
                                                           Total:                 20,379,441          60.1
  All Executive Officers and
  Directors as a Group (7 persons):.....................   Common Stock           19,620,135          56.8
                                                           Options                 1,992,524           5.8
                                                                                --------------------------
                                                           Total:                 21,612,659          62.6

----------------------
(1) Tex-Oil Chemical Limited Partnership, L.P., a Nevada limited partnership, is wholly owned by the immediate family members of R. Frank Meyer, including his wife, two adult daughters, and trusts in the name of his two minor sons, for which Mrs. Meyer serves as the trustee. R. Frank Meyer holds no direct ownership of Tex-Oil Chemical Limited Partnership, L.P. and disclaims beneficial ownership.

(2) Homer and Phidia Cutrubus are brothers and hold their interests individually in two other partnerships, as noted below:

         Homer Cutrubus.......................................482,899 shares
         Phidia Cutrubus......................................345,001 shares
         H&P Investments......................................844,093 shares
         DNS Investments......................................362,490 shares

(3) Although his right to retain these shares is disputed by Cyntech, the shares are subject to a stop transfer order, and 1,500,000 of the shares are the subject of an interpleader action (see Item 2: Legal Proceedings), Cyntech believes that Christopher Bromley remains the beneficial owner of the following shares:
         Kit Bromley & Company.............................2,400,000 shares
         The Challenge, Ltd................................1,500,000 shares

(4) Under the rules of the SEC, R. Frank Meyer is deemed to be the beneficial owner of shares owned of record by Tex-Oil Chemical Limited Partnership, L.P. Mr. Meyer disclaims ownership and asserts that he exercises no control over Tex-Oil Chemical Limited Partnership, L.P. or the shares it holds.

(5) Michael Dumdie, a nephew of R. Frank Meyer and son-in-law of William F. Meyer, serves as Trustee of the Dumdie Financial Trust, which holds 916,179 shares of Cyntech's common stock in trust for a group of nonrelated stockholders. Mr. Dumdie owns 5,000 shares of Cyntech's common stock.

(6) Mr. Feighner holds 680,000 shares personally and is the beneficial owner of 750,000 shares held by Vistacraft, Inc. and 200,000 shares held by Victory Developers, Inc.

--------------------------------------------------------------------------------
      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------------------

Executive Officers and Directors


         Our articles of incorporation provide for the election of the entire board of directors at each annual meeting of stockholders, with each director to serve until the next annual meeting and until such director's successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.


         The following table sets forth the name, age and position of each of our current directors and executive officers:

          Name           Age                  Title
---------------------  ------ --------------------------------------------------
R. Frank Meyer           56   Director, President, and Chief Executive Officer
Michael Dumdie           29   Director
J.W. Feighner, Jr.       51   Director
William F. Meyer         53   Director and Treasurer
Charles Tovey            62   Senior Vice President
Ike A. Yancy             52   Vice President--Feedstock Acquisition
J. P. Herrin             70   Vice President--Engineering

         The principal occupation, title and business experience of the Company's executive officers and directors during the last five years, including the names and locations of employers, are indicated below.

         R. Frank Meyer has been a Director, President and Chief Executive Officer of our Company since December 22, 1998. He became a consultant to Nevada Cyntech on its organization in December 1997 and a director in May 1998. From 1987 until June 1998, Mr. Meyer was an independent consultant and has held the position of Senior Vice President and major stockholder with Caribbean Building & Management, Miami, Florida, from February 1985 to December 1990. The Company was active in building multi-family apartments and condominiums in Florida and built resorts throughout the Caribbean as developers-contractors and in joint ventures. In 1990, Frank Meyer became active in the development of waste hydrocarbon recovery technologies and formed Cyntech Research & Engineering to develop, test and engineer the various technologies. Mr. Meyer, as President of Cyntech Research, along with other investors, developed the various technologies that will be utilized by Cyntech Technologies, Inc. Mr. Meyer sold all of his interests in Cyntech Research to a family limited partnership in late July 2000, and does not continue to serve as an officer, a director, or in any other capacity. From 1990 through 1996, Mr. Meyer was the President of Synpro Environmental Services, Inc. From 1996, Frank Meyer was a consultant providing services to 12 different waste management and recycling companies. While associated with these solid waste and recycling companies, he cooperated with other chemical, electrical and power engineers and scientists, primarily in the development of hydrocarbon recovery technologies. Mr. Meyer holds a BA degree in industrial management and a minor in accounting from the University of South Florida. R. Frank Meyer is the brother of William F. Meyer.

         William F. Meyer has been Treasurer and a Director since June 1998. Mr. Meyer has been a part-time realtor and real estate developer in Georgia for more than 25 years with Suwanee Realty Residential. He has been a high school basketball coach and economics and government instructor, employed by the South Forsyth County Board of Education, for the past 28 years, with his retirement scheduled for June 2001. Mr. Meyer has a BA degree in education and pre-law from the University of South Florida. William F. Meyer is the brother of R. Frank Meyer.

         Michael Dumdie joined our Board of Directors in March 2001. Mr. Dumdie is currently a Dealer Financial Services Analyst for Mercedes Benz Credit Corporation, a position he has held since 1998. Prior to that, Mr. Dumdie was employed by Ernst & Young, LLP, as an Engagement Management Coordinator from 1997-1998, as a Senior Financial Analyst with Cox Enterprises from 1996-1997, and as a Financial Analyst with NationsBank from 1994-1996. Mr. Dumdie earned an MBA from Georgia State University in 1998, and a Bachelor's degree in Business Administration from the University of Georgia in 1993. Mr. Dumdie is the nephew of R. Frank Meyer.

         J.W. Feighner, Jr. has been a Director since May 2001. For the past 20 years, Mr. Feighner has served as President of Vista Craft, Inc., a Columbus, Georgia, screen printing firm, and as Chairman and 15% stockholder of Victory Developers, Inc., a real estate development company that owns 32 shopping centers in the southeastern United States. Mr. Feighner holds a BS degree in Industrial Management from Georgia Tech and an MBA degree from Tulane University.

         Charles Tovey, retired since 1990, became Senior Vice President of Nevada Cyntech in July 1998, and of our Company when it acquired Nevada Cyntech in December 1998. Mr. Tovey has spent over 40 years in the petrochemical industry and related fields, with experience in plant operations, pipeline construction and operations, marketing of crude oil and related finished products, labor relations, and administration. He was employed as a labor relations manager for Southland Paper Mill from 1969 through 1973; as Vice President of Administration and Labor Relations for Coastal Corporation from 1973 through 1978; as Vice President of Southwest Petroleum Chemicals from 1978 through 1981; as Manager of Operations for E.W. Moran Drilling Contractors from 1981 through 1985; as Vice President of Crude Oil Marketing for El Toro Energy from 1985 through 1990. Mr. Tovey has a BS degree from the University of Houston in Economics and Psychology and has had advanced management training at Harvard University Business School.

         Ike Yancy joined the Company in April 1999. He was a U.S. Navy officer from August 1968 until August 1973. He was employed in the sales force of N.L. Industries from September 1973 until March 1979, based in Greensboro, North Carolina, and Charlotte, North Carolina. He was a technical sales representative at Cincinnati Milacron Chemicals from April 1979 through March 1980. He was a sales representative and a regional manager for Anzon America, based in Atlanta, Georgia, from April 1980 until May 1985. He was an account representative and a Regional Vice President for Maritz

Performance Improvement Company from June 1985 through September 1993, based in Atlanta. Mr. Yancy was Vice President of Marketing for Commander Aircraft, based in Atlanta, from February 1995 through August 1996. Additionally, Mr. Yancy has owned his own consulting practice specializing in efforts to return failing or troubled companies to profitability since October 1993. He holds a BA degree in English and Math from the University of Alabama.

         J. P. Herrin became a consultant to Nevada Cyntech in July 1998 and to our Company when it acquired Nevada Cyntech in December 1998. Since October 1982, Mr. Herrin has also been President of J.P. Herrin & Associates, a San Antonio, Texas gas processing consulting engineering firm. Since approximately 1990, Mr. Herrin consulted informally with Mr. Meyer from time to time about hydrocarbon processing. Mr. Herrin was employed with Valero Hydrocarbons Company, formerly Coastal States Gas Company, from 1963 to 1982, where he was made a Vice President in 1976. During his employment with Valero, Mr. Herrin was directly responsible for the design, engineering and construction of 21 gas liquids extraction plants and eight gas treating plants. Mr. Herrin holds a BS degree in chemical engineering from Oklahoma State University.

--------------------------------------------------------------------------------
                         ITEM 6. EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

Summary Compensation

         The following table sets forth for each of the last three fiscal years the annual and long-term compensation earned by, awarded to or paid to each person who served as a chief executive officer of the Company during the last fiscal year and by each of the four other highest paid executive officers whose compensation exceeded $100,000:

                                                                               Long Term Compensation
                                                                          ----------------------------------
                                           Annual Compensation                   Awards             Payouts
                                   ------------------------------------- ------------------------   -------
                                                               Other      Restricted  Securities              All Other
                          Year                                Annual        Stock     Underlying     LTIP      Compen-
       Name and          Ended                    Bonus       Compen-     Award(s)     Options/    Payouts     sation
  Principal Position    July 31    Salary ($)      ($)        sation ($)       ($)       SARs (#)      ($)         ($)
----------------------- ---------  -----------  ----------- ------------  ----------  ------------ ---------  ----------
R. Frank Meyer......      2000     190,500(1)                                         92,316(2)
  President (CEO)         1999     197,000(1)                                --       92,316(2)
                          1998     174,000(1)                                      1,946,321

--------------------
(1) The amount reflected as salary is paid under a consulting agreement, as discussed below. Mr. Meyer has agreed to defer payment of consulting fees due him until we have received sufficient funds to pay current operating expenses due others. We have issued a promissory note for the $508,908 due
     R. Frank Meyer under his consulting arrangement, payable at any time after May 1, 2002, upon 30 days' demand. The principal and accrued interest on this note is convertible by Mr. Meyer to our common stock at $1.00 per share.
(2) Mr. Meyer receives three-year options to purchase 7,693 shares at $0.25 per share for each month of service as a director, beginning with January 1999.

Option/SAR Grants in Last Fiscal Year


         The following table sets forth information respecting all individual grants of options and stock appreciation rights ("SARs") made during the last completed fiscal year to the executive officer named in the summary compensation table above:

                                        Individual Grants
--------------------------------------------------------------------------------------------------
            (a)                      (b)                (c)               (d)            (e)
                                  Number of          % of Total
                                 Securities         Options/SARs
                                 Underlying          Granted to       Exercise or
                                Options/SARs      Employees During    Base Price     Expiration
            Name                 Granted (#)        Fiscal Year        ($/share)        Date
----------------------------- ------------------ ------------------- -------------- --------------
R. Frank Meyer (CEO)               92,316               33%              $0.25        07/31/01

Aggregate Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values


         The following table sets forth information respecting the exercise of options and SARs during the last completed fiscal year by the executive officer named in the summary compensation table above and the fiscal year end values of unexercised options and SARs:

              (a)                        (b)                  (c)                  (d)                  (e)
                                                                                  Number of
                                                                                 Securities            Value of
                                                                                 Underlying           Unexercised
                                                                                 Unexercised         In-the-Money
                                                                             Options/SARs at FY   Options/SARs at FY
                                                                                   End (#)              End ($)
                                 Shares Acquired on                            Exercisable/         Exercisable/
             Name                   Exercise (#)      Value Realized ($)       Unexercisable        Unexercisable
-------------------------------- -------------------- -------------------- -------------------- --------------------

R. Frank Meyer (CEO)                   100,000              $25,000           2,030,953/--          $638,135/--


R. Frank Meyer Consulting Agreement


         We obtain the services of our President and Chief Executive Officer, R. Frank Meyer, under a consulting agreement. This consulting agreement provides for a minimum fee of $12,000 per month, with Mr. Meyer to be paid an additional $200 per hour for each hour worked over 60 hours per month and for reimbursement of medical expenses and business costs incurred by him on behalf of the Company. This consulting arrangement with Mr. Meyer remains in effect until December 31, 2007, or until we hire Mr. Meyer as a full-time employee, whichever occurs first. If Mr. Meyer's consulting agreement is terminated for reasons other than gross negligence, willful misconduct or illegal acts, the consulting agreement provides for Mr. Meyer to be paid at the rate of $150,000 per year for the full term of the agreement.

Compensation to Directors

         We grant each director three-year options to purchase 7,693 shares of common stock at $0.25 per share for each month of service.

--------------------------------------------------------------------------------
             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         Unless otherwise indicated, the terms of the following transactions between related parties were not determined as a result of arm's-length negotiations.

The "Reverse Acquisition"

         On December 22, 1998, our corporation, then named Carbon Fiber Products, Inc., acquired a Nevada corporation named Cyntech Technologies, Inc. in a so-called "reverse acquisition." In this transaction, Utah Carbon Fiber issued 25.9 million shares of common stock to the former Nevada Cyntech stockholders, which constituted approximately 89.3% of the shares of Utah Carbon Fiber then outstanding, after giving effect to a reverse stock split in which one share was issued for each 16.5523 shares previously issued and outstanding. This transaction reduced the 51,312,153 shares previously issued and outstanding to 3,100,000 million shares immediately prior to consummation of the merger with Nevada Cyntech. All share and per share amounts in this filing have been adjusted to reflect such reverse stock split, unless stated to the contrary. On December 22, 1998, the closing price for our common stock was $4.125 per share.

         Immediately prior to completing the above transaction, on December 22, 1998, Utah Carbon Fiber issued 1,143,345 shares of common stock in consideration of services rendered and the cancellation of $1,046,191 in principal and accrued interest. In addition, Utah Carbon Fiber also transferred to H&P Investments substantially all of its assets and liabilities, excluding trade receivables and payables. Of the above 1,143,345 shares, we issued shares to officers, directors or their affiliates as follows: Homer Cutrubus, 723,262 shares for the cancellation of $501,376.79 in indebtedness; James P. Rumpsa, 139,450 shares for services; and J. Douglas Moore, 10,270 shares for services. On December 22, 1998, the closing price for our common stock was $4.125 per share.


         Also on December 22, 1998, Utah Carbon Fiber transferred substantially all of its assets and liabilities, excluding trade receivables and payables, to H&P Investments, a partnership owned by Homer and Phidia Cutrubus, who were then and are now affiliates of our corporation. In consideration of such transfer of assets having a net book value of $(243,000) as of the date of transfer, we cancelled $1,257,521 of indebtedness owed to H&P Investments, and H&P Investments agreed to assume $1,413,736 of indebtedness owed by us to third parties or to H&P Investments. As a result of this transaction, the limited operations of Utah Carbon Fiber were discontinued. The discontinued operations of Utah Carbon Fiber resulted in a net loss of $1,139,000 and $1,112,000 for the year ended July 31, 1998, and the period from August 1 to December 22, 1998, respectively. See Notes 1 and 14 to Notes to Consolidated Financial Statements.

         In addition, the former officers and directors of Nevada Cyntech became officers and directors of Utah Carbon Fiber, which then changed its name to Cyntech Technologies, Inc.

         Nevada Cyntech, a development stage company, was organized in the state of Nevada on December 31, 1997, to apply petrochemical engineering technological solutions to the recycling of waste tires, plastics, carpet and rubber products into marketable petrochemical fuel products and scrap steel. On July 31, 1998, Nevada Cyntech acquired preliminary planning and development concepts for a proposed Chambers County, Texas, hydrocarbon recovery plant in exchange for 615,835 shares of common stock of Nevada Cyntech, with $1,650,000 recorded as capital stock, $1,649,500 as research and development expense, and $500 as an investment in the proposed Chambers County plant. Nevada Cyntech acquired these preliminary planning and development concepts from Tex-Line Limited Partners, L.P.

         Because the shares issued in the acquisition of Nevada Cyntech represent control of the total shares of Utah Carbon Fiber common stock issued and outstanding immediately following the acquisition, Nevada Cyntech is deemed for financial reporting purposes to have acquired Utah Carbon Fiber in a reverse acquisition. As a reverse acquisition, this transaction was accounted for as a recapitalization of the Utah Carbon Fiber corporation, giving effect to the acquisition of all of the issued and outstanding stock of the Nevada Cyntech corporation. The surviving entity reflects the assets and liabilities of the Utah and the Nevada corporations at their historical book value, and the issued common stock and additional paid-in capital are that of the Utah Carbon Fiber corporation. See Note 1 to Notes to Consolidated Financial Statements.


         The terms of the transaction between Utah Carbon Fiber and Nevada Cyntech were the result of arm's-length negotiations.


Consulting Agreements


Charles Tovey

         We engaged Charles Tovey, an executive officer, as our consultant on January 5, 1998, for a 10-year period ending on December 31, 2007, at which time Mr. Tovey will become a month-to-month consultant. Notwithstanding the foregoing, either Mr. Tovey or we have the right to terminate the agreement on 60 days' notice. Mr. Tovey is required to devote so much of his time as is reasonably necessary to manage the research and development, plant construction and operation of Cyntech recovery plants and to consult with management and the board of directors. We have agreed to pay Mr. Tovey a fee of $100 per hour, together with reimbursement of direct expenses, for services provided us as a consultant, with a minimum of 10 hours per month. Under this consulting arrangement, we have accrued $13,000 and $16,000 in consulting fees to Mr. Tovey for the fiscal years ended July 31, 2000 and 1999, respectively, of which $7,850 and $0 were paid in each of such years, respectively.


Agreements with Tex-Oil


         We have entered into agreements and arrangements with Tex-Oil, our largest single stockholder and an affiliate of R. Frank Meyer, President and Chief Executive Officer. Tex-Oil Chemical Limited Partnership, L.P., a Nevada limited partnership, is wholly owned by the immediate family members of R. Frank Meyer, including his wife, two adult daughters, and trusts in the name of his two minor sons, for which Mrs. Meyer serves as the trustee. R. Frank Meyer holds no direct ownership of Tex-Oil Chemical Limited Partnership, L.P. and disclaims beneficial ownership. See Item 4. Security Ownership of Certain Beneficial Owners and Management. Because of these relationships, the transactions between Tex-Oil and us were subject to significant conflicts of interest and were not the result of arm's-length negotiations.


Consulting and Financing Arrangements


         During March and April 1999, we engaged three companies to provide financial, strategic planning, investor relations and related services. Each of these companies was either owned by Christopher (a.k.a. Kit) Bromley or introduced to us by him. Mr. Bromley may have controlled or had previous business relationships with the companies that he introduced to us. Under each of these consulting relationships, we were obligated to pay a specified fee for defined services. As an accommodation to us and at our request, Tex-Oil guaranteed the obligation to pay the fees to the consultants under these agreements. Each of these guarantees was secured by a block of our common stock owned by Tex-Oil. These shares pledged as collateral were delivered to a custodian acting on behalf of the consultants, which had the contractual right to sell the shares upon our failure to pay timely the consulting fee. Although the agreements only require the delivery of a total of 4,800,000 shares as collateral, Tex-Oil actually delivered 5,000,000 shares. We understood that we would be obligated to reimburse Tex-Oil for any stock or cash loss that it suffered as a result of its guarantee of our obligation.


         The following table sets forth details respecting these consulting arrangements:

                                                                        Agreement       Consulting     Shares Pledged
  Name of Consultant            Services to be Provided                   Date             Fee         as Collateral
  ------------------            -----------------------                   ----             ---         -------------
Kit Bromley & Co., Inc.     Business development services and            04/03/99     $  600,000(1)     2,500,000
                            activities, including creation of an
                            advanced business plan and necessary
                            studies
California Business         Corporate investigations, background         04/17/99        200,000          800,000
Intelligence                checks, due diligence investigations and
                            security analysis
The Challenge, Ltd., Inc.   Marketing, distribution, strategic           03/09/99        350,000        1,500,000
                            development, and agency and               ------------      ---------
                            representation services within Latin
                            America
Total                                                                                 $1,150,000        4,800,000(2)
                                                                                      ==========        =========

-------------------------
(1) The promissory note evidencing our obligation for this consulting fee has an incorrect principal amount of $625,000. (2) Although the agreements provide for a total pledge of 4,800,000 shares, Tex-Oil actually delivered a total of 5,000,000 shares as collateral.


         We have concluded that the consulting services were not provided to our satisfaction, but the consultants asserted that the services had been provided and that the fee was due and payable. In any event, the custodian delivered to the consultants all 5,000,000 shares that had been pledged as collateral by Tex-Oil. Tex-Oil contested the validity of the delivery of the collateral shares to the consultants. In June 2000, we reviewed the above agreements and determined to terminate all of such relationships on the basis that each of the consultants had materially breached its agreement. We advised each of the consultants named above that (a) such consultant had not provided the services as required under its consulting agreement; (b) we believed we owed no fees whatsoever to the consultant; (c) the consultants were to return to Tex-Oil, the pledgor, all of the shares of common stock pledged as collateral and retained by the consultant's custodian; (d) stop transfer instructions were being lodged against the certificates representing all shares pledged as collateral; and (e) if all pledged shares could not be returned, a full accounting of the shares sold and the application of the proceeds must be provided, both to Tex-Oil and to us. In addition, we joined with Tex-Oil in placing stop transfer instructions with our registrar and transfer agent against registration of transfer of certificates representing the shares pledged as collateral.

         Each of the pledge agreements in the above relationships provided that the consultant was required to pay to Tex-Oil, the guarantor, all proceeds from the sale of the shares pledged as collateral in excess of the amount due and owing under the related consultant agreement. Notwithstanding our requests, the consultants have failed and refused to account for the proceeds from any of their sales of securities pledged by Tex-Oil or to specify the number of shares sold. Of the total 5,000,000 shares delivered as collateral, 4,400,000 shares were tendered for registration of transfer. In the face of the stop transfer instructions that had been placed against such stock, in January 2001, our stock transfer agent, Atlas Stock Transfer Company, deposited 1,500,000 of such shares with the Third Judicial District Court, Salt Lake County, Utah, in an interpleader action naming our Company, the Challenge, Ltd., and John Does 1 through 20, as defendants, for determination of rights to the stock by the respective parties. Neither our Company nor any other defendant has been served officially with the summons and complaint. Of the remaining shares, 600,000 shares were transferred to third parties prior to the stop transfer notice and apparently sold. A portion of such proceeds may have been used to pay third-party costs on our behalf. On April 12, 2001, Tex-Oil was able to obtain the return of the 500,000 shares of common stock held by one of the consultants, California Business Intelligence, Inc. The certificate representing those 500,000 shares was canceled and the shares were transferred to Tex-Oil.

         We believe we suffered substantial but unliquidated damages as a result of the consultants' breach of their consulting arrangements. Under our obligation to reimburse Tex-Oil for any stock or cash loss that it suffered as a result of its guarantee of our obligation, we believe that we may have been obligated to replace the 600,000 shares that the consultants have not accounted for, and to reimburse the value of any consulting services actually provided and reasonable, authorized costs actually paid to third parties on our behalf, although we dispute that any such services were provided or costs paid. In an effort to concentrate our limited resources on our core business, we have reached an agreement with Tex-Oil under which we assigned to Tex-Oil all of our rights to any and all damages for the consultants' breach of our consulting arrangements in consideration of our agreement to reimburse Tex-Oil for actual losses, net of any recoveries of damages from the consultants, not to exceed $300,000, payable at our election in either cash or 600,000 shares of our common stock valued at the greater of $0.50 per share or the market price of our stock at the time of payment. In turn, Tex-Oil has released us from any further liability under our obligation to reimburse Tex-Oil for any stock or cash loss that it suffered as a result of its guarantee of our obligation. Accordingly, the Company has recorded a note payable to Tex-Oil in the amount of $300,000.


Loans


         From time to time since the Company's inception, it has received loans or advances from affiliates and others to fund its ongoing activities, and has converted past due consulting fees into long-term debt. The following table sets forth the balance of principal and accrued interest due to each such affiliated person or group as of the dates indicated for such open account advances:

                                   R. Frank Meyer(1)    Century Caribbean      Tex-Oil Chemical      J.W. Feighner, Jr.(2)
                                   -----------------    -----------------      ----------------      ---------------------
Balance at July 31, 1998...........   $ 30,300              $      --             $       --              $     --

  Advances (repayments)............      2,380                 84,500                 19,534                    --
  Accrued interest.................      4,118                  3,938                    192                    --
                                      ---------             ---------             ----------              --------
Balance at July 31, 1999...........   $ 36,798              $  88,438             $   19,726              $     --

  Advances (repayments)............    (14,265)                    --                420,300(3)             10,000
  Accrued interest.................      2,798                  6,505                  7,329                   525
  Transfers to long-term debt(4)...    (25,331)               (94,943)              (147,355)                   --
                                      ---------             ---------             ----------              --------
Balance at July 31, 2000...........   $     --              $      --             $  300,000              $ 10,525

  Advances (repayments)............         --                     --                     --                    --
  Accrued interest.................         --                     --                 13,500                   475
                                      --------              ---------             ----------              --------
Balance at January 31, 2001........   $     --              $      --             $  313,500              $ 11,000

-----------------
(1)  R. Frank Meyer owns and controls Century Caribbean.

(2)  J.W. Feighner, Jr. became an affiliate when elected as a director in May
     2001.
(3) The Company incurred an obligation to Tex-Oil resulting from its transfer of 600,000 shares to Kit Bromley as an accommodation to the Company. The Company has booked such liability at $0.50 per share, or $300,000, the market price of the stock as of the date of the transaction.
(4)  Converted to long-term debt.  See below.

         On April 30, 2000, principal and accrued interest then due was converted to promissory notes due, together with interest at 12% per annum, on May 1, 2002, subject to conversion of principal and accrued interest to common stock at $1.00 per share, as follows: R. Frank Meyer, $508,908 (including $484,577 in accrued but unpaid consulting fees); Century Caribbean, $94,943; and Tex-Oil Chemical Limited Partnership, L.P., $147,355.

Windstar License of Windstar Process

         On November 30, 1998, we entered into an agreement with Cyntech Research & Engineering, Inc. to obtain an exclusive license to use the Cyntech process, including all modifications and improvements, which had been invented and/or acquired by Cyntech. Cyntech Research & Engineering was owned and controlled by R. Frank Meyer and Charles Tovey. In June 2000, we were advised that Cyntech Research & Engineering had transferred, in consideration of $300,000 and the assumption of its obligations under its agreement with us, all of its rights under its agreement with us and its rights in the Cyntech process to Windstar Research and Engineering, Ltd. Windstar may be deemed an affiliate of our Company because Windstar is owned by Tex-Oil, 20%, Charles Tovey, 20%, William Feighner, 57.5%, and one other stockholder 2.5%. In connection with that transfer and the preparation of this filing, we entered into new agreements with Windstar that replaced our previous agreement with Cyntech Research & Engineering.

         Our new agreement with Windstar grants us the right for a period of 10 years, renewable at Windstar's option for two successive 10-year periods, to enter into licenses to use the Windstar ThermReTec(tm) technology in recycling plants developed by us. The Exclusive Option Agreement provides that each new plant using the Windstar ThermReTec(tm) process will require a separate license agreement to be entered into with the separate entity owning and operating the individual project. When a new license for a new plant is granted, we are required to pay an initial fee of $1.0 million for each plant processing either rubber or plastic feedstock as compensation for Windstar's assistance in site selection, permitting and engineering. We are also obligated to pay Windstar an ongoing license fee of 7% of the gross income from each plant during the life of the plant. We would owe an additional $500,000 license fee if a plant processing either rubber or plastic feedstock were expanded to process both. Under our new agreement with Windstar, we are required to commence the construction of our first plant during 2001, and to commence construction of two plants in 2002, three plants in 2003, four plants in 2004, five plants in 2005, and six plants per year thereafter.

         If we fail to meet any of the requirements imposed on us by the Exclusive Option Agreement, Windstar has the right to deliver to us a notice of default that provides at least 180 days' notice of termination and allows us 90 days to cure the default and thereby prevent termination of the agreement. If Windstar delivers to us a notice of default and we are unable to cure that default, Windstar may terminate the agreement with 180 days' notice and we would thereafter lose access to the Windstar ThermReTec(tm) process.


         Windstar is required to provide engineering, technical and related support for plant planning, construction and operation. We are required to protect the confidentiality of technical data on behalf of Windstar. Windstar is required to assist us in identifying site locations where Cyntech recovery plants can be located, based on economic criteria established from time to time by Windstar and us, subject to the right of Windstar to disapprove any plant location.

--------------------------------------------------------------------------------
                       ITEM 8. DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

         We are authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, par value $0.001.

Common Stock


         As of the date of this filing, we had 31,054,483 shares of common stock issued and outstanding. The holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of common stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders is able to elect the entire board of directors, and if they do so, minority stockholders would not be able to elect any members to the board of directors. Our bylaws provide that a majority of our issued and outstanding shares constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.


         Our stockholders have no preemptive rights to acquire additional shares of common stock or other securities. Our common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.


         Holders of common stock are entitled to receive such dividends, as the board of directors may from time to time declare, out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

         As of the date of this filing, we had reserved for issuance on exercise of options and warrants, at exercise prices ranging from $0.001 to $0.25, an aggregate of 3,479,086 shares of common stock consisting of 3,229,086 shares issuable on the exercise of outstanding options and warrants, with a weighted average exercise price of $0.20 per share, and 250,000 shares issuable on the exercise of options previously granted but not yet exercisable, at a weighted exercise price of $0.20 per share.

         The board of directors has authority to authorize the offer and sale of additional securities without the vote of or notice to existing stockholders, and it is likely that additional securities will be issued to provide future financing. Until June 22, 2001, however, our ability to issue shares of common stock is limited by the anti-dilution provisions of our Exchange Agreement. See Risk Factors--Risks Related to Our Capital Requirements--Our ability to raise equity capital is contractually limited. The issuance of additional securities could dilute the percentage interest and per share book value of existing stockholders.


Preferred Stock


         Under our articles of incorporation, our board of directors is authorized, without stockholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the board of directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of our Company, and voting rights, if any. If we offer preferred stock, the specific designations and rights will be described in amended articles of incorporation.


Shares Eligible for Future Sale


         A limited trading market exists for the Company's common stock. See Limited Market for Common Stock and Related Stockholder Matters. Rule 144 adopted pursuant to the Securities Act provides, in essence, that as long as there is publicly available current information about the Company, holders of restricted securities for which a period of one year has elapsed since the later of the date of acquisition of securities from the issuer or from an affiliate of the issuer may sell in each 90-day period, providing such holder is not a part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the Company's issued and outstanding common stock, provided that the seller meets the other conditions of Rule 144 respecting manner of sale, filing a notice with the SEC, and other items.


         Under Rule 144, restricted securities for which a period of two years has lapsed since the later of the date of acquisition from the issuer or from an affiliate of the issuer, may be sold by any person who is not, and has not been during the preceding 90 days, an affiliate of the issuer without complying with the volume restrictions or other conditions of the rule.


         The potential for sale of restricted securities may have a depressive effect on any trading market that may exist or develop for the Company's common stock.

                                     PART II


--------------------------------------------------------------------------------
           ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
--------------------------------------------------------------------------------

         Between January 21, 1999, and November 6, 1999, our common stock was traded in the over-the-counter market and quoted on the Electronic Bulletin Board. Before January 21, 1999, and since November 7, 1999, our common stock was and has been traded in the Pink Sheets. The trading volume of the common stock is limited. This limited trading volume creates the potential for significant changes in the trading price of the common stock as a result of relatively minor changes in the supply and demand. It is likely that trading prices and volumes for the common stock will fluctuate in the future, without regard to our business activities.


         The following table sets forth the high and low closing bid quotations for our common stock as reported on the Electronic Bulletin Board and in the Pink Sheets, as appropriate, for the periods indicated, based on interdealer bid quotations, without markup, markdown, commissions or adjustments (which may not reflect actual transactions):

                                                                                    High                  Low
                                                                               -----------------    -----------------
2001 Fiscal Year
    Quarter Ended July 31 (through May 15, 2001).......................                $0.40                 $0.25
    Quarter Ending April 30............................................                 0.32                  0.19
    Quarter Ended January 31...........................................                 0.45                  0.20
    Quarter Ended October 31...........................................                 0.49                  0.25

2000 Fiscal Year
    Quarter Ended July 31..............................................                $0.60                 $0.10
    Quarter Ended April 30.............................................                 0.75                  0.11
    Quarter Ended January 31...........................................                 0.55                  0.12
    Quarter Ended October 31, 1999.....................................                 0.625                 0.312

1999 Fiscal Year
    Quarter Ended July 31..............................................                $0.656                $0.20
    Quarter Ended April 30.............................................                 3.125                 0.438
    Quarter Ended January 31...........................................                 6.188                 0.083
    Quarter Ended October 31, 1998.....................................                 0.33                  0.017

         We estimate that as of the date of this filing, we had approximately 350 stockholders.


Penny Stock Regulations


         Our stock is presently regulated as a penny stock and broker-dealers will be subject to such regulations that impose additional requirements on us and on broker-dealers who want to publish quotations or make a market in our common stock. See Risk Factors: Risks Related to our General Proposed Business--There are Certain Rules Applicable to our Common Stock as a "Penny Stock" and those Rules May Limit the Liquidity and the Resale of our Common Stock.

Dividend Policy

         We have never paid cash dividends on our common stock and do not anticipate that we will pay dividends in the foreseeable future. We intend to use any future earnings primarily for the expansion of our business.

Transfer Agent

         Our registrar and transfer agent is Atlas Stock Transfer, 5899 South State Street, Murray, Utah 84107.

--------------------------------------------------------------------------------
                           ITEM 2. LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         We are not a party to any material legal proceedings, and to our knowledge, no such legal proceedings have been threatened against us.


         We are named as a defendant in an interpleader action filed with the Third Judicial District Court, Salt Lake County, Utah, on January 24, 2001, by our stock transfer agent, Atlas Stock Transfer Corporation, naming the Company, The Challenge, Ltd. (misidentified in the Complaint as "The Challenger Ltd."), and John Does 1 through 20 as defendants, entitled Atlas Stock Transfer Corporation vs. Cyntech Technologies, Inc., et al. (Case No. 010900775). These proceedings relate to stop transfer instructions we placed with Atlas Stock Transfer Corporation at the request of Tex-Oil Chemical Limited Partnership against 1,500,000 shares that had been pledged by it as collateral for payments on behalf of the Company to The Challenge, Ltd., pursuant to a consulting agreement. See Item 7: Certain Relationships and Related Transactions--Consulting Agreements--Consulting and Financing Arrangements. As of May 23, 2001, the court's file indicated that none of the named defendants had been served with the summons and complaint. It is impossible for the Company to predict whether the named defendants will ever be served. The complaint requests that the court determine the rightful owner of the shares. At present, the only monetary relief requested in the litigation is Atlas Stock Transfer's claim for attorney's fees and costs related to initiating the litigation. The Company does not consider this litigation to be material because the outcome of the litigation will have no effect on the number of shares of the Company's common stock that are issued and outstanding, and the complaint does not seek to impose liability on the Company beyond the transfer agent's legal fees.

--------------------------------------------------------------------------------
             ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         None.

--------------------------------------------------------------------------------
                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         During the three years preceding this filing, we have issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs.

         In December 1998, in connection with the acquisition of Cyntech Technologies, Inc., a Nevada corporation ("Nevada Cyntech"), described below, our issued and outstanding stock was reverse split 16.5523 shares to one. This reverse split reduced the 51,312,152 shares previously issued and outstanding to 3,100,241 shares. All share and per share amounts in this Item 4 have been adjusted to reflect such reverse stock split, unless stated to the contrary.

Issuance of Shares for Debt Cancellation and Services prior to Acquisition of Nevada Cyntech

         In December 1998, immediately prior to our acquisition of Nevada Cyntech, we issued 1,143,345 shares of common stock in consideration of services rendered and the cancellation of $996,254 in principal and accrued interest. Of the above 1,143,345 shares, shares were issued to officers, directors or their affiliates as follows: 723,262 shares to Homer Cutrubus for the cancellation of $501,376.79 in indebtedness; 72,452 shares to the Richard I. Winwood Revocable Living Trust for conversion of $300,000 principal and $149,720.05 in accrued interest; 30,198 shares to Larry King for the conversion of the principal and interest on a debenture; 15,071 shares to Barry B. Eldredge for conversion of principal and interest on a debenture and 6,041 shares for service on the board of directors; 15,071 shares to Clayton J. Wyman for conversion of principal and interest on a debenture and 6,041 shares for service on the board of directors; 111,292 shares to Wydredge, L.L.C. for the cancellation of $45,156.87 in indebtedness; 139,450 shares to James P. Rumpsa for management services; and 10,270 shares to J. Douglas Moore for management services; 5,135 shares to Larry
D. Blake for management services to the Company; 3,021 shares to Dixie M. Stucki for her services as the registered agent for the Company in Utah; and 6,041 shares to Stephen L. Johnson for management services to the Company. Each of the foregoing recipients of common stock was a director, employee, or other business or personal associate of our Company or its principal owners or directors or a family investment entity of such director, employee, or other associate.

         Also immediately prior to completing the acquisition of Cyntech Technologies, Inc., we transferred substantially all of our assets and liabilities, excluding trade receivables and payables, to H&P Investments, a partnership owned by Homer and Phidia Cutrubus, who were then and are now affiliates of the Company. In consideration of such transfer of assets, we cancelled $1,257,521 of indebtedness owed to H&P Investments, and H&P Investments agreed to assume $1,413,736 of indebtedness owed by us to third parties or to H&P Investments.


         Each of the offerees and purchasers had a long-standing relationship as an employee or lender to the Company and was familiar with its financial and business condition and the proposal to acquire Cyntech Technologies, Inc. Each was provided with a copy of the acquisition agreement and related disclosures and had the opportunity to ask questions of and receive answers from the Company. Certificates representing the common stock issued bore a restrictive legend, and stop transfer instructions were lodged with the transfer agent. On December 21, 1998, the closing price for our common stock was $4.125 per share.

         The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.

         As a result of the foregoing transactions, we had 3,100,241 shares of common stock issued and outstanding immediately prior to the acquisition of Cyntech-Nevada.

Organization of Cyntech-Nevada

         Our predecessor, Cyntech Technologies, Inc., a Nevada corporation, was incorporated on December 31, 1997. Between its date of incorporation and July 31, 1998, Cyntech-Nevada issued an aggregate of 67,334,210 shares of common stock for $117,000 in cash and services to 25 persons, including seven accredited investors in this private company. Each of the offerees and purchasers acquiring stock in Cyntech-Nevada in the above transactions had a long-term business relationship with the principals of Cyntech-Nevada and the recovery technology for recycling hydrocarbon-based products and the Chambers County project it was developing. The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.

Acquisition of Nevada Cyntech

         On December 22, 1998, we offered and sold 25,897,405 shares of common stock to the former stockholders of Cyntech Technologies, Inc., a Nevada corporation ("Nevada Cyntech"), who owned an aggregate of 67,334,210 shares in that corporation. The former stockholders of Nevada Cyntech consisted of seven accredited and 18 nonaccredited investors. Each such stockholder signed written representations respecting its accredited or nonaccredited status and confirmed that such stockholder was acquiring the stock for investment, the transaction constituted a suitable investment acknowledging related risks, the certificates would bear a restrictive legend, and stop transfer instructions would be lodged with the transfer agent respecting such shares. Each such stockholder was provided with a copy of the exchange agreement and related disclosures and had the opportunity to ask questions of and receive answers from the Company. Certificates issued in the transaction bore a restrictive legend. On December 22, 1998, the closing price for our common stock was $4.125 per share. The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.


Transactions with Potential Sources of Capital


         Between January and March 1999, we issued shares of common stock to the firms named below, each of which represented that it was a financial services company that had completed financing for others, was managed by professional business analysts, and that regularly invested in development stage companies such as the Company. Each transaction with the Company was negotiated in face-to-face discussions between executives of the Company and representatives of such firms. The Company provided each such firm with detailed business, technical and financial information. Each such firm had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company's documents and records in order to verify the information provided. Because of its sophistication and position as a potential source for much needed capital for the Company, each such firm had an equal or superior bargaining position in its dealings with the Company. Each such firm was experienced in securities transactions and was aware of the requirements of the Securities Act that securities cannot be sold in the absence of registration or an available exemption from such registration.

         We have further confirmed to each such firm in writing that the securities we issued to such firm constitute restricted securities under the Securities Act.

Optima Investments


         We entered into an agreement with Optima Investments, Inc., under which Optima agreed to assist us in identifying a publicly-traded company as a merger candidate and obtain $10.0 million in funding. Under the October 30, 1998 and January 21, 1999 agreements, we agreed to compensate Optima for these services through the delivery of 5,400,000 shares. We issued 1,900,000 of such shares, consisting of 500,000 shares issued without restriction and 1,400,000 shares of restricted securities. A dispute arose between the Company and Optima, with each party claiming that the other had failed to perform fully under the agreement. That dispute was resolved on May 1, 1999, when we entered into a settlement agreement and release with Optima, under which Optima returned 1,600,000 shares of common stock for cancellation and retained 300,000 shares of common stock as full payment for Optima's services. For financial reporting purposes, the stock was reported as being issued as compensation for investment services at par value $0.001, or a total of $300. As of the date of issuance of the shares, the closing bid quotation for our common stock was $2.75 per share, or a total of $825,000 for the 300,000 shares retained by Optima. As of the date of the settlement, when we agreed to permit Optima to retain the 300,000 shares, the closing bid quotation was $0.437 per share, or a total of $131,000 for the 300,000 shares.

         At the time of the settlement agreement, the 300,000 shares that Optima did not return had been transferred to Oriental New Investment (175,000 shares) (identified below) and other third parties. As part of the settlement agreement and release, Optima acknowledged that the common stock was not registered, agreed to inform any and all transferees of those shares that they were unregistered, and agreed to have those shares registered at Optima's sole expense.

         The net result of the foregoing was the issuance of 300,000 shares.

         We issued the securities in the above transaction in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in Rule 504 of Regulation D as an offering by us as (a) an eligible issuer under Rule 504(a), (b) meeting the terms and conditions of Rule 504(b)(1), with (c) an aggregate offering price not exceeding $1.0 million as required by Rule 504(b)(2). On further review and awareness of applicable technical requirements of Rule 504, we believe that no exemption from registration may then have been available.


Oriental New Investments


         Optima introduced us to Oriental New Investments, a Hong Kong investment firm. Our board of directors authorized the sale of up to 500,000 shares to Oriental, without regard to any shares transferred to it by Optima as discussed above. Pursuant to this authorization, on March 15, 1999, we entered into an agreement to sell 225,000 shares of our common stock to Oriental for a total of $51,525 in cash and services recorded at $1.38 per share, the closing price for our common stock as of March 15, 1999. Oriental, which was represented by legal counsel in connection with the transaction, was advised at the time of the sale that the shares of common stock were not registered. However, the shares were issued without a restrictive legend and apparently thereafter resold by Oriental without restriction. We have reiterated in writing to Oriental that the shares of common stock remain unregistered and constitute restricted securities and that the shares cannot be resold without registration or the availability of an exemption. However, based on a review of our stock transfer records, we believe Oriental no longer retains any of the shares we issued to it.

         We issued the securities in the above transaction in reliance on the fact that the securities were to be issued to a Hong Kong investment firm, outside the jurisdiction of the United States and the Securities Act. On further review and awareness of applicable technical requirements, we believe that no exemption from registration may then have been available.


Oxford International, Inc.


         Oxford International, Inc., which represented itself to be an experienced mortgage firm, was engaged on March 30, 1999, by us to raise $2.5 million for the Company in bridge financing and to secure a long-term loan commitment in the amount of $63 million for the Chambers County facility. Oxford was represented by legal counsel in connection with the transaction. We issued Oxford 400,000 shares of our common stock that bore a restrictive legend and another 400,000 shares that did not bear a restrictive legend under an oral agreement with Oxford that those shares would be retained in custody and not delivered to any third party by Oxford pending closing of the loan agreements. The 400,000 unlegended shares were to be transferred to an offshore lender upon closing of the $2.5 million bridge loan, while the 400,000 restricted shares were to be transferred to Oxford upon closing of the $63 million loan. On June 29, 1999, we asserted that Oxford failed to perform under the agreement. At that time, we learned that Oxford had removed the unlegended shares from escrow without our consent. Despite our repeated demands for return of the shares, Oxford only returned the shares bearing the restrictive legend and retained the other 400,000 shares. For financial reporting purposes, the stock was reported as being issued as compensation for investment services. As of March 30, 1999, the closing price of our common stock was $0.625 per share, or a total of $250,000, for the 400,000 shares issued to and retained by Oxford.

         We issued the securities in the above transaction in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in Rule 504 of Regulation D as an offering by us as (a) an eligible issuer under Rule 504(a), (b) meeting the terms and conditions of Rule 504(b)(1), with (c) an aggregate offering price not exceeding $1.0 million as required by Rule 504(b)(2). On further review and awareness of applicable technical requirements of Rule 504, we believe that no exemption from registration may then have been available.


Serengeti Products Company, Inc.


         Between late 1998 and early 1999, we negotiated with Serengeti Products Company, Inc. to acquire Serengeti and a related company. Based on Serengeti's representations, we believed that Serengeti had developed technologies and was initiating a business that could complement our proposed business. The proposed acquisition was negotiated in face-to-face discussions between executives of both companies. We provided Serengeti with detailed business, technical and financial information. Serengeti's executive officers had the opportunity to ask questions of and receive answers from executive officers of the Company and were provided with access to the Company's documents and records in order to verify the information provided. Because of Serengeti's potential contribution to the business success of the Company, Serengeti had a strong bargaining position in its dealings with us.

         In February 1999, we agreed to acquire Serengeti for $1,125,000, payable $225,000 in cash and $900,000 in common stock. In anticipation of completing this acquisition, we appointed two officers of Serengeti to our board of directors, Lester Mallory Jr. and David Reel. Mr. Mallory was elected chairman of the board of directors. At the instruction of Messrs. Mallory and Reel as officers of the Company, the Company issued 100,000 and 200,000 shares on March 10 and 24, 1999, respectively, to be credited against the cash portion of the purchase price, and 180,000 shares to 14 former stockholders of Serengeti for the common stock portion of the transaction. As a result of the our investigation of Serengeti's proposed business and prospects prior to closing the acquisition, we cancelled the proposed acquisition of Serengeti, and Messrs. Mallory and Reel resigned their management positions with the Company. In connection with such cancellation, the 180,000 shares issued to the 14 Serengeti stockholders were returned to us for cancellation.

         There exists a board resolution authorizing the issuance of 300,000 free trading shares in connection with the above transaction, and thereafter certificates were issued without restriction. Messrs. Mallory and Reel apparently subsequently sold the shares into the market. Subsequently, management asserted that the resolution was signed in error and that the shares should be restricted. We demanded that Messrs. Mallory and Reel return such 300,000 shares that were issued without a restrictive legend, and have instructed our transfer agent not to transfer the certificates representing those 300,000 shares. However, despite our demand, we have been unable to recover such 300,000 shares and may be unable to do so in the future. Based on a review of our stock transfer records, we believe that such shares were resold and are no longer held by Messrs. Mallory and Reel. For financial purposes, we recorded the issuance of such 300,000 shares at the approximate closing price for the common stock as of the respective dates of issuance, or a weighted average price of about $1.17 per share.

         We issued the securities in the above transaction in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in Rule 504 of Regulation D as an offering by us as (a) an eligible issuer under Rule 504(a), (b) meeting the terms and conditions of Rule 504(b)(1), with (c) an aggregate offering price not exceeding $1.0 million as required by rule 504(b)(2). On further review and awareness of applicable technical requirements of Rule 504, we believe that no exemption from registration may then have been available.

Option Grants

         The Company has issued options as follows:

      Name                          Number       Exercise Price        Vesting Date     Expiration Date
      ----                          ------       --------------        ------------     ---------------
R. Frank Meyer...............  1,923,242(1)        $0.20                  Vested          12/31/07
                                  61,544            0.25                  Vested          05/02/01
                                  53,851            0.25                  Vested         01/31/02(2)
                                  92,316            0.25                  Vested         08/31/02(2)
                                  69,237            0.25                  Vested         08/31/03(2)
Laska & Associates, Inc......  1,000,000            0.20                10/01/01(3)       12/31/07
J.P. Herrin..................    225,000           0.001                  Vested          12/31/01
Brian Hass...................     92,316            0.25                  Vested          05/02/01
                                  53,851            0.25                  Vested         01/31/02(2)
                                  92,316            0.25                  Vested         08/31/02(2)
                                  23,079            0.25                  Vested         08/31/03(2)
Michael Dumdie...............     15,386            0.25                  Vested         03/31/04(4)
William F. Meyer.............     61,544            0.25                  Vested          05/02/01
                                  53,851            0.25                  Vested         01/31/02(2)
                                  92,316            0.25                  Vested         08/31/02(2)
                                  69,237            0.25                  Vested         08/31/03(2)
                              ----------
    Total.................... 3,9479,086

--------------------
(1) Includes options to purchase 500,000 shares that have been exercised (see below).
(2) The options were awarded at the rate of 7,693 per month for each month of service on the board of directors beginning with January 1999 and are good for three years. Accordingly, they will expire at the same rate per month beginning on January 31, 2002.
(3)  250,000 will vest on this date. The first 750,000 have already vested.
(4) The options were awarded at the rate of 7,693 per month for each month of service on the board of directors beginning with March 2001 and are good for three years. Accordingly, they will expire at the same rate per month beginning on March 31, 2004.

         Each of the foregoing optionees was an officer and/or director at the time the above options were granted, except Laska & Associates, Inc., the consulting firm of John Laska, a long-term consultant to the Company. At the time the options were granted, each optionee was an accredited investor and had ongoing full access to business and financial information about the Company. The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.


Option Exercises


         On May 5, 1999, an option holder of the Company exercised an option granted over three years previous to filing this registration statement to purchase 1,390 shares of common stock at $2.70 per share, or a total of $3,750.

         On December 1, 1999, Tex-Oil Chemical Limited Partnership, L.P., an accredited investor and an affiliate of R. Frank Meyer, exercised an option assigned to it by R. Frank Meyer to purchase 100,000 shares for $210,000, paid $10,000 in cash and $10,000 to be credited against indebtedness owing by the Company to Tex-Oil. In February 2001, Tex-Oil exercised an option assigned to it by R. Frank Meyer to purchase 300,000 shares at $0.20 per share and in March 2001, Tex-Oil exercised an option assigned to it by R. Frank Meyer to purchase 100,000 shares at $0.20 per share.

         Each of the foregoing transactions was negotiated in face-to-face discussions with executives of the Company. The Company provided the optionee with business, technical and financial information. Each such purchaser had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company's documents and records in order to verify the information provided. Such shares were restricted securities taken for investment. The certificates for such shares bear a restrictive legend. The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.

Stock Issued in Miscellaneous Transactions

         In miscellaneous transactions, we have issued 26,666 and 1,192 shares of common stock for services to unrelated parties during our fiscal years ended July 31, 2000 and 1999, respectively.

         We issued to J.W. Feighner, Jr., an accredited investor, and his affiliate 100,000 shares of our common stock in December 2000 on conversion of a $30,000 note payable and 200,000 shares of our common stock in February and March 2001 for cash of $50,000.

         Each of the foregoing transactions was negotiated in face-to-face discussions with executives of the Company. The Company provided the purchaser with business, technical and financial information. Each such purchaser had the opportunity to ask questions of and receive answers from executive officers of the Company and was provided with access to the Company's documents and records in order to verify the information provided. Such shares were restricted securities taken for investment. The certificates for such shares bear a restrictive legend. The securities issued in the transaction described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in ss. 4(2) thereof.

--------------------------------------------------------------------------------
               ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         The Company's Articles of Incorporation, as amended, provide that the Company may, to the fullest extent permitted by the General Corporation Law of the State of Utah, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's bylaws further provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Utah General Corporation Law and provide that the Company may advance expenses incurred by such persons in advance of final disposition of any civil or criminal action, suit or proceeding, subject to repayment if it is ultimately determined that he or she was not entitled to indemnification. The indemnification and advancement of expenses provided in the bylaws are expressly deemed to not be exclusive of any other rights to which a person seeking indemnification or advancement of expenses may otherwise be entitled.


         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is contrary to public policy as expressed in the Securities Act, and therefore, is unenforceable.

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

         The financial statements of Cyntech Technologies, Inc., including the auditors' report, are included beginning at page F-1 immediately following the signature page of this report.


                                    PART III

--------------------------------------------------------------------------------
              ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------

                   SEC
   Exhibit      Reference
    Number        Number                            Title of Document                                Location
-------------- ------------ ------------------------------------------------------------------- -------------------
      Item 2.               Plan of Acquisition,  Reorganization,  Arrangement, Liquidation or
                            Succession
-------------- ------------ ------------------------------------------------------------------- -------------------
         2.01  2            Exchange  Agreement between Carbon Fiber Products,  Inc.,  Cyntech  Original Filing
                            Technologies,  Inc., and the Shareholders of Cyntech Technologies,
                            Inc. dated effective November 30, 1998

      Item 3.               Articles of Incorporation and Bylaws
-------------- ------------ ------------------------------------------------------------------- -------------------
         3.01  3            Articles of Incorporation, as amended to date                       Original Filing

         3.02  3            Bylaws                                                              Original Filing

      Item 4.               Instruments Defining the Rights of Security Holders
-------------- ------------ ------------------------------------------------------------------- -------------------
         4.01  4            Specimen stock certificate                                          Amendment No. 1

     Item 10.               Material Contracts
-------------- ------------ ------------------------------------------------------------------- -------------------
        10.01  10           Settlement  Agreement and Release  between  Cyntech  Technologies,  Original Filing
                            Inc. and Optima Investments, Inc. dated effective May 1, 1999

        10.02  10           Consulting Agreement dated January 5, 1998, by and between          Original Filing
                            Cyntech Technologies, Inc. and R. Frank Meyer

        10.03  10           Consulting Agreement dated January 5, 1998, by and between          Original Filing
                            Cyntech Technologies, Inc. and Charles Tovey

        10.04  10           Consulting Agreement dated October 1, 2000, by and between          Original Filing
                            Cyntech Technologies, Inc. and Laska & Associates, Inc.

        10.05  10           Exclusive Option Agreement and Form of License Agreement dated      Original Filing
                            February 1, 2001, by and between Cyntech Technologies, Inc. and
                            Windstar Research and Engineering, Ltd.

        10.06  10           Nonbinding Engagement Letter for Financing from Corpfinance         Original Filing
                            International, Limited to Cyntech Technologies, Inc. dated June
                            11, 1999

        10.07  10           Convertible Promissory Note Due After May 1, 2002, to Laska &       Amendment No. 1
                            Associates

        10.08  10           Convertible Promissory Note Due After May 1, 2002, to R.F. Meyer    Amendment No. 1

        10.09  10           Convertible Promissory Note Due After May 1, 2002, to Century       Amendment No. 1
                            Caribbean, Ltd.

        10.10  10           Convertible Promissory Note Due After May 1, 2002, to Tex-Oil       Amendment No. 1
                            Chemical Limited Partnership, L.P.

        10.11  10           Form of Option Agreement with Related Schedule                      Amendment No. 1

        10.12  10           Assignment Agreement and Covenant Not to Sue dated March 16, 2001   Amendment No. 1

                                       46

     Item 21.               Subsidiaries of the Registrant
-------------- ------------ ------------------------------------------------------------------- -------------------
        21.01  21           Schedule of Subsidiaries                                            Amendment No. 1

     Item 24.               Power of Attorney
-------------- ------------ ------------------------------------------------------------------- -------------------
        24.01  24           Power of Attorney Signatures                                        Original Filing


--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Conyers, Georgia, on June 4, 2001.


                                              Cyntech Technologies, Inc.
                                                   (Registrant)



                                              By  /s/ R. Frank Meyer
                                                 -------------------------------

                                                 R. Frank Meyer, President
                                                 (Principal Executive, Financial
                                                 and Accounting Officer)

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Index to Consolidated Financial Statements
--------------------------------------------------------------------------------


                                                                        Page

Independent Auditors' Report                                             F-2


Consolidated balance sheet                                               F-4


Consolidated statement of operations                                     F-5


Consolidated statement of stockholders' deficit                          F-6


Consolidated statement of cash flows                                     F-7


Notes to consolidated financial statements                               F-8



--------------------------------------------------------------------------------

                                                    INDEPENDENT AUDITORS' REPORT



To the Board of Directors
and Stockholders of
Cyntech Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Cyntech Technologies, Inc. and subsidiaries, (a developmental stage company), as of July 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' deficit and cash flows for the years then ended and cumulative amounts from December 31, 1997 (date of inception) through July 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyntech Technologies, Inc. and subsidiaries, as of July 31, 2000 and 1999 and the results of their operations and their cash flows for the years then ended and cumulative amounts from December 31, 1997 (date of inception) through July 31, 2000, in conformity with generally accepted accounting principles.

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has a deficit in working capital, a stockholders' deficit, and has incurred significant losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in
Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        TANNER+CO.


Salt Lake City, Utah
January 31, 2001

                                                                                   CYNTECH TECHNOLOGIES, INC.
                                                                              (A Developmental Stage Company)
                                                                                   Consolidated Balance Sheet
-------------------------------------------------------------------------------------------------------------

                                                                 January 31,
                                                                    2001,        July 31,        July 31,
                                                                 (unaudited)       2000            1999
                                                               ----------------------------------------------
         Assets

Current assets:
     Cash                                                      $             -  $      16,000  $       10,000
     Receivables, net                                                        -              -           9,000
     Deposits                                                                -              -          76,000
                                                               ----------------------------------------------

                  Total current assets                                       -         16,000          95,000

Property and equipment, net                                             21,000         25,000          34,000
                                                               ----------------------------------------------

                  Total assets                                 $        21,000  $      41,000  $      129,000
                                                               ----------------------------------------------
-------------------------------------------------------------------------------------------------------------

         Liabilities and Stockholders' Deficit

Current liabilities:
     Accounts payable                                          $       267,000  $     271,000  $      182,000
     Accrued liabilities                                               243,000        143,000          75,000
     Consulting fees payable                                           442,000        281,000         726,000
     Notes payable                                                      87,000        117,000          87,000
     Related party notes payable                                       437,000        360,000         136,000
                                                               ----------------------------------------------

                  Total current liabilities                          1,476,000      1,172,000       1,206,000

Long-term convertible debt                                             479,000        479,000               -
Long-term convertible debt - related parties                           751,000        751,000               -
                                                               ----------------------------------------------

                  Total liabilities                                  2,706,000      2,402,000       1,206,000
                                                               ----------------------------------------------

Commitments and contingencies                                                -              -               -

Stockholders' deficit:
     Preferred stock, $.001 par value, 5,000,000 shares
       authorized, no shares issued and outstanding                          -              -               -
     Common stock, $.001 par value 100,000,000 shares
       authorized, 30,454,483, 30,354,483 and 30,227,817 shares
       issued and outstanding at January 31, 2001, July 31, 2000
       and 1999, respectively                                           30,000         30,000          30,000
     Additional paid-in capital                                      2,595,000      2,565,000       2,546,000
     Deficit accumulated during the development stage               (5,310,000)    (4,956,000)     (3,653,000
                                                               ----------------------------------------------

                  Total stockholders' deficit                       (2,685,000)    (2,361,000)     (1,077,000
                                                               ----------------------------------------------

                  Total liabilities and stockholders' deficit   $        21,000  $      41,000  $     129,000
                                                               ----------------------------------------------



-------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.                                              F-4

                                                                                 CYNTECH TECHNOLOGIES
                                                                        (A Development Stage Company)
                                                                 Consolidated Statement of Operations
-----------------------------------------------------------------------------------------------------

                                                                          Six Months Ended
                                                                             January 31,
                                                                 ------------------------------------
                                                                        2001             2000
                                                                    (unaudited)       (unaudited)
                                                                 ------------------------------------
Sales                                                            $                -  $             -
                                                                 ------------------------------------

Consulting expense                                                           70,000          466,000

Related party consulting expense                                            123,000          110,000

General and administrative expenses                                          60,000           87,000

Impairment of deposit for potential acquisition                                   -           76,000
                                                                 ------------------------------------

                  Loss from operations                                     (253,000)        (739,000)

Other income                                                                      -                -
Interest expense                                                           (101,000)        (101,000)
                                                                 ------------------------------------

                  Loss before income taxes                                 (354,000)        (840,000)

Income tax benefit                                                                -                -
                                                                 ------------------------------------

                  Net loss                                       $         (354,000) $      (840,000)
                                                                 ------------------------------------

Loss per share - basic and diluted                               $             (.01) $          (.01)
                                                                 ------------------------------------

Weighted average shares - basic and diluted                              30,384,000       30,228,000
                                                                 ------------------------------------



                                                                                                         Cumulative
                                                                                                        Amounts from
                                                                                                        December 31,
                                                                                                       1997 (Date of
                                                                      Years Ended July 31,             Inception) to
                                                                ----------------------------------
                                                                                                      January 31, 2001
                                                                      2000             1999             (unaudited)
                                                                ----------------------------------------------------------
Sales                                                            $              -  $             -  $                    -
                                                                ----------------------------------------------------------

Consulting expense                                                        442,000          388,000               1,005,000

Related party consulting expense                                          278,000          261,000                 849,000

General and administrative expenses                                       290,000          751,000               2,816,000

Impairment of deposit for potential acquisition                            76,000          274,000                 350,000
                                                                ----------------------------------------------------------

                  Loss from operations                                 (1,086,000)      (1,674,000)             (5,020,000)

Other income                                                                    -            5,000                  30,000
Interest expense                                                         (217,000)          (2,000)               (320,000)
                                                                ----------------------------------------------------------

                  Loss before income taxes                             (1,303,000)      (1,671,000)             (5,310,000)

Income tax benefit                                                              -                -                       -
                                                                ----------------------------------------------------------

                  Net loss                                       $     (1,303,000) $    (1,671,000) $           (5,310,000)
                                                                ----------------------------------------------------------

Loss per share - basic and diluted                               $           (.04) $          (.06) $
                                                                ----------------------------------------------------------

Weighted average shares - basic and diluted                            30,294,000       28,174,000
                                                                ----------------------------------------------------------



See accompanying notes to consolidated financial statements.
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                       F-5

                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)
                                                           Consolidated Statement of Stockholders' Deficit
                                                                     December 31, 1997 (Date of Inception)
                                                                           to January 31, 2001 (unaudited)
-------------------------------------------------------------------------------------------------------------------




                                                                                        Deficit
                                                                                      Accumulated
                               Preferred Stock         Common Stock       Additional  During the
                            ---------------------------------------------  Paid-In    Development
                             Shares     Amount      Shares      Amount     Capital       Stage       Total
                            ----------------------------------------------------------------------------------
Balance at
December 31, 1997
(date of inception)                 -  $        -           -  $        -  $        -  $         -  $         -

Issuance of common stock for:
  Cash ($.005 per share)            -           -  25,204,575      25,000      92,000            -      117,000
  Services ($2.38 per share)        -           -     692,830       1,000   1,649,000            -    1,650,000

Net loss                            -           -           -           -           -   (1,982,000)  (1,982,000)
                            -----------------------------------------------------------------------------------
Balance at July 31, 1998            -           -  25,897,405      26,000   1,741,000   (1,982,000)    (215,000)

Issuance of common stock for:
  Cash ($.97 per share)             -           -      66,224           -      64,000            -       64,000
  Services ($.71 per share)         -           -     864,188       1,000     611,000            -      612,000
  Deposit ($1.17 per share)         -           -     300,000           -     350,000            -      350,000

Acquisition of Carbon
Fiber Products, Inc.
(see note 1)                        -           -   3,100,000       3,000    (247,000)           -     (244,000)

Issuance of common stock
options                             -           -           -           -      27,000            -       27,000

Net loss                            -           -           -           -           -   (1,671,000)  (1,671,000)
                            -----------------------------------------------------------------------------------

Balance at July 31, 1999            -           -  30,227,817      30,000   2,546,000   (3,653,000)  (1,077,000)

Issuance of common stock for:
  Services ($.34 per share)         -           -      26,666           -       9,000            -        9,000
  Exercise of stock
     options (.10 per share)        -           -     100,000           -      10,000            -       10,000

Net loss                            -           -           -           -           -   (1,303,000)  (1,303,000)
                            -----------------------------------------------------------------------------------
Balance at July 31, 2000            -           -  30,354,483      30,000   2,565,000   (4,956,000)  (2,361,000)

Issuance of common stock as
  payment of notes payable
  ($.30 per share)                  -           -     100,000           -      30,000            -       30,000

Net loss (unaudited)                -           -           -           -           -     (354,000)    (354,000)
                            -----------------------------------------------------------------------------------
Balance at January 31, 2001
(unaudited)                         -  $           30,454,483  $   30,000  $2,595,000  $(5,310,000) $(2,685,000)
                            -----------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.                                                F-6

                                                                                CYNTECH TECHNOLOGIES, INC.
                                                                           (A Developmental Stage Company)
                                                                      Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------


                                                                                                 Cumulative
                                              Six Months Ended                                     Amounts
                                                January 31,                 Year Ended             Through
                                         --------------------------          July 31,            January 31,
                                             2001         2000         -------------------------    2001
                                          (Unaudited)  (Unaudited)      2000           1999      (Unaudited)
                                         --------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                              $    (354,000) $  (840,000) $  (1,303,000) $ (1,671,000) $(5,310,000)
   Adjustments to reconcile net loss to
     net cash (used in)provided by operating
     activities:
     Depreciation                                4,000        4,000          9,000         9,000       22,000
     Bad debt expense                                -            -          9,000             -        9,000
     Write-off of deposits                           -       76,000         76,000       274,000      350,000
     Stock issued for services                       -            -          9,000       611,000    2,270,000
     Stock option expense                            -            -              -        27,000       27,000
     (Increase) decrease  in:
       Receivables                                   -        5,000              -        (2,000)      (2,000)
     Increase (decrease) in:
       Accounts payable                         (4,000)      (1,000)        89,000             -       85,000
       Accrued liabilities                     100,000       25,000        211,000      (152,000)     358,000
       Consulting fees payable                 161,000      325,000        686,000       726,000    1,573,000
                                         --------------------------------------------------------------------
         Net cash used in
         operating activities                  (93,000)    (406,000)      (214,000)     (178,000)    (618,000)
                                         --------------------------------------------------------------------

Cash flows from investing activities-
   purchase of property and equipment                -            -              -             -      (43,000)
                                         --------------------------------------------------------------------

Cash flows from financing activities:
   Increase in related party note payable       77,000      365,000        180,000       106,000      393,000
   Increase in notes payable                         -       34,000         30,000         7,000       77,000
   Issuance of common stock                          -            -         10,000        64,000      191,000
                                         --------------------------------------------------------------------

         Net cash provided by
         financing activities                   77,000      399,000        220,000       177,000      661,000
                                         --------------------------------------------------------------------

Net (decrease) increase in cash                (16,000)      (7,000)         6,000        (1,000)           -

Cash, beginning of period                       16,000       10,000         10,000        11,000            -
                                         --------------------------------------------------------------------

Cash, end of period                      $           -  $     3,000  $      16,000  $     10,000  $         -
                                         --------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.                                              F-7

                                                     CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                          July 31, 2000 and 1999
--------------------------------------------------------------------------------

1.   Organization        On  December  22,  1998,  Cyntech  Technologies,   Inc.
     and                 (formerly Carbon Fiber Products,  Inc.) (CTI) purchased
     Presentation        Cyntech  Technologies - Nevada (CTI-Nev) and Cynetch of
                         Chambers  County  (the  Acquirees)   (collectively  the
                         Company).  The terms of the agreement  provide that the
                         Acquirees will be wholly-owned subsidiaries of CTI, and
                         the stockholders of the Acquirees  received  25,900,000
                         shares of CTI common stock.

                         The consolidated financial statements at July 31, 2000 and 1999 assumes the acquisition of CTI by the Acquirees occurred December 31, 1997 (date of inception). Because the shares issued in the acquisition of the Acquirees represent control of the total shares of CTI's common stock issued and outstanding immediately following the acquisition, the Acquirees are deemed for financial reporting purposes to have acquired CTI in a reverse acquisition. The business combination has been accounted for as a recapitalization of CTI giving effect to the acquisition of 100% of the outstanding common shares of the Acquirees. The surviving entity reflects the assets and liabilities of CTI and the Acquirees at their historical book value. The issued common stock is that of CTI and the historical results of operations are those of the Aquirees from December 31, 1997 (date of inception) through December 22, 1998 (date of acquisition) and those of the combined entities subsequent to December 22, 1998.

                         The Company has acquired the rights to certain technology (see "Licensing Agreement" in Note 13) that it intends to use to develop and operate plants to produce marketable petrochemical fuel products and scrap steel through recycling hydrocarbon-based products such as tires or plastics.

2.   Summary of          Unaudited Financial Information
     Significant         The unaudited financial statements include the accounts
     Accounting          of the Company and include all adjustments  (consisting
     Policies            of normal recurring  items),  which are, in the opinion
                         of   management,   necessary  to  present   fairly  the
                         financial position as of January 31, 2001 and the results of operations and cash flows for the six months ended January 31, 2001 and 2000. The results of operations for the six months ended January 31, are not necessarily indicative of the results to be expected for the entire year.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

2.   Summary of          Principles of Consolidation
     Significant         The  consolidated   financial  statements  include  the
     Accounting          accounts   of  the   Company,   and  its   consolidated
     Policies            subsidiaries. All significant intercompany balances and
     Continued           transactions have been eliminated.

                         Development Stage Company
                         The Company is considered a development stage Company as defined in SFAS No. 7. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

                         Concentration of Credit Risk
                         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

                         Cash and Cash Equivalents
                         For  purposes  of the  statement  of cash  flows,  cash
                         includes  all  cash  and   investments   with  original
                         maturities to the Company of three months or less.

                         Property and Equipment
                         Property and equipment are recorded at cost less accumulated depreciation. Depreciation on property and equipment are determined using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in operations.

                         Revenue Recognition
                         Revenue is recognized upon shipment of product or performance of services.

                         Income Taxes
                         Deferred   income   taxes  are   provided   in  amounts
                         sufficient to give effect to temporary differences between financial and tax reporting.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

2.   Summary of          Loss Per Share
     Significant         The computation of basic loss per common share is based
     Accounting          on the weighted  average  number of shares  outstanding
     Policies            during the period.
     Continued
                         The  computation  of diluted  loss per common  share is
                         based  on  the  weighted   average   number  of  shares
                         outstanding  during  the period  plus the common  stock
                         equivalents  which  would  arise from the  exercise  of
                         stock  options  and  warrants   outstanding  using  the
                         treasury stock method and the average market price per share during the period. Options to purchase 3,698,320 shares and 3,767,545 shares of common stock at prices ranging from $.001 to $.25 per share were outstanding at July 31, 2000 and 1999, respectively, but were not included in the diluted loss per share calculation because the effect would have been antidilutive.

                         Use of Estimates in Financial Statements
                         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3.   Going               As of July 31, 2000, the Company's  revenue  generating
     Concern             activities  were  not in  place,  and the  Company  has
                         incurred   significant  losses  in  all  periods  since
                         inception. In addition, current liabilities exceed current assets. These factors raise substantial doubt about the Company's ability to continue as a going concern.

                         Management intends to convert certain current obligations into equity or long-term notes, however no formal agreements have been reached and there is no assurance that the Company will be successful in such efforts. In addition, management is seeking additional equity and debt financing, however there can be no assurance that the Company will be successful in obtaining such financing.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

3.   Going               The  Company's  continuation  as  a  going  concern  is
     Concern             dependent upon its ability to  satisfactorily  meet its
     Continued           debt  obligations,  secure  adequate new  financing and
                         generate sufficient cash flows from operations to meet its obligations. If the Company is unable to secure additional equity or debt financing, it will not be able to continue development of its technology or begin operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

4.   Property            Property and equipment consists of the following:
     and
     Equipment
                                                     July 31,
                                        -----------------------------------
                                               2000             1999
                                        -----------------------------------

Computer equipment and fixtures         $           13,000  $        13,000
Job site trailer                                    30,000           30,000
                                        -----------------------------------
                                                    43,000           43,000

Less accumulated depreciation
  and amortization                                 (18,000)          (9,000)
                                        -----------------------------------
                                        $           25,000  $        34,000
                                        -----------------------------------



5.   Notes                 Notes payable consist of the following:
     Payable
                                                       July 31,
                                            -------------------------------
                                                  2000           1999
                                            -------------------------------

Unsecured note payable to an
individual bearing interest at 10% due
on demand                                   $         15,000  $      15,000

Unsecured non-interest bearing note
payable to an individual bearing
interest at 10% due on demand                         25,000         25,000


--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

5.   Notes
     Payable
     Continued

Unsecured non-interest bearing note
payable to a Company bearing
interest at 10% due on demand                          7,000          7,000



Unsecured note payable to a minor
shareholder of the Company bearing
interest at 12%, due on demand
                                                      40,000         40,000

Unsecured not payable to a minor
shareholder of the Company bearing
interest at 9%, due on demand                         30,000              -
                                            -------------------------------
                                            $        117,000  $      87,000
                                            -------------------------------



6.   Related               Related party notes payable consist of the following:
     Party Notes
     Payable

                                                       July 31,
                                            -------------------------------
                                                  2000           1999
                                            -------------------------------

Unsecured notes payable to an entity
controlled by the spouse of an
officer/majority shareholder, bearing
interest at 9%, due on demand               $        350,000  $           -

Unsecured note payable to an
officer/majority shareholder bearing
interest at 9%, due on demand                         10,000              -

Notes payable due to an
officer/majority shareholder or entities
under his or his spouse's control,
bearing interest at 12%, due on
demand                                                     -        136,000
                                            -------------------------------
                                            $        360,000  $     136,000
                                            -------------------------------

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

6.   Related             The full amount  outstanding  as of July 31,  1999,  of
     Party Notes         $136,000 was converted to  convertible  long-term  debt
     Payable             during the year ended July 31, 2000 (see note 7).
     Continued

7.   Long-Term           During  the year  ended  July  31,  2000,  the  Company
     Convertible         entered into an agreement with various  consultants and
     Debt                related  parties  under which  $1,230,000 of consulting
                         fees  payable,   notes  payable,  and  related  accrued
                         interest  outstanding to such  consultants  and related
                         parties  were  converted  into  long-term   convertible
                         notes. The convertible  notes bear interest at 12%, are
                         due May 1, 2002 and are convertible  through  maturity,
                         at the option of the  holder,  into one share of common
                         stock   for   each  $1  of   principal   and   interest
                         outstanding.

8.   Income              The benefit for income taxes is different  from amounts
     Taxes               which  would be  provided  by  applying  the  statutory
                         federal income tax rate to loss before benefit for income taxes for the following reasons:


                                                                   Cumulative
                                                                 Amounts from
                                                                  December 31,
                                    Year Ended July 31,          1997 (date of
                             ---------------------------------   inception) to
                                   2000            1999         July 31, 2000
                             --------------------------------------------------
Federal income tax
  benefit at statutory rate  $        443,000  $       568,000  $     1,685,000
Change in valuation
  allowance                          (443,000)        (568,000)      (1,685,000)
                             --------------------------------------------------
                             $              -  $             -  $             -
                             --------------------------------------------------

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

8.   Income              Deferred tax assets (liabilities) consist of the
     Taxes               following:
     Continued
                                                      July 31,
                                         ----------------------------------
                                                2000             1999
                                         ----------------------------------
Net operating loss carryforward          $        1,120,000  $      922,000
Consulting fees accrued but not
  paid                                              565,000         320,000
Valuation allowance                              (1,685,000)     (1,242,000)
                                         ----------------------------------
                                         $                -   $           -
                                         ----------------------------------

                         At July 31, 2000, the Company has net operating loss carryforwards available to offset future taxable income of approximately $4,900,000, which will begin to expire in 2018. The utilization of the net operating loss carryforward is dependent upon the tax laws in effect at the time the net operating loss carryforwards can be utilized. The Tax Reform Act of 1986 significantly limits the annual amount that can be utilized for certain of these carryforwards as a result of a change in ownership.

9.   Supplemental        Actual  amounts  paid for interest and income taxes are
     Cash Flow           as follows:
     Disclosure


                                                             Cumulative
                                                            Amounts from
                        Year Ended July 31, inception) to   December 31,
                      ------------------------------------  1997 (date of
                             2000              1999         July 31, 2000
                      -----------------------------------------------------

Interest              $                 $            2,000  $         3,000
                      -----------------------------------------------------

Income taxes          $                 $                   $             -
                      -----------------------------------------------------


--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

9.   Supplemental        During the period ended  January 31, 2001  (unaudited),
     Cash Flow           the Company paid notes  payable of $30,000  through the
     Disclosure          issuance of 100,000 shares of common stock.
     Continued
                         During the year ended July 31, 2000:

                         o The Company converted $831,000 of consulting fees payable, $120,000 of advances from a related party, $143,000 of accrued interest and $136,000 of related party notes payable to convertible long-term notes payable due May 2002 (see Note 7).

                         o The Company converted consulting fees payable of $300,000 to a related party note payable.

                         During the year ended July 31, 1999:

                         o The Company purchased all of the outstanding common stock of Carbon Fiber Products, Inc. in a reverse acquisition transaction. The Company issued 3,100,000 shares of common stock and recorded net liabilities from the acquisition of $243,000.

                         o The Company made a deposit for the option to purchase an interest in another company by issuing 300,000 shares of common stock and increasing an asset by $350,000.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

10.  Stock Options      Information regarding stock options is summarized below:

                                                              Range of
                                            Number of         Exercise
                                             Options           Prices
                                        -----------------------------------
Outstanding at December 31,
  1997 (date of inception)                               -  $             -
     Granted                                     3,490,597       .001 - .25
                                        -----------------------------------

Outstanding at July 31, 1998                     3,490,597       .001 - .25
     Granted                                       276,948              .25
                                        -----------------------------------

Outstanding at July 31, 1999                     3,767,545       .001 - .25
     Granted                                       276,948              .25
     Exercised                                    (100,000)             .20
     Expired                                      (246,173)      .001 - .25
                                        -----------------------------------

Outstanding at July 31, 2000                     3,698,320  $    .001 - .25
                                        -----------------------------------

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

11.  Stock-Based         The Company has adopted the disclosure  only provisions
     Compensation        of Statement of Financial  Accounting  Standards (SFAS)
                         No.  123,  Accounting  for  Stock-Based   Compensation.
                         Accordingly,  no compensation  cost has been recognized
                         in  the   financial   statements   for   common   stock
                         equivalents issued to employees at or above the market price of the stock on the date of the grant. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards, consistent with the provisions of SFAS no.
                         123 the Company's loss and loss per share would be as follows:

                                            Year Ended       Year Ended
                                          July 31, 2000     July 31, 1999
                                        -----------------------------------
Net loss - as reported                  $       (1,303,000) $    (1,671,000)
Net loss - pro forma                    $       (1,341,000) $    (1,678,000)
Loss per share - as reported            $             (.04) $          (.06)
Loss per share - pro forma              $             (.04) $          (.06)
                                        -----------------------------------


                         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


Expected dividend yield                                   $               -
Expected stock price volatility                                           -
Risk-free interest rate                                                  6%
Expected life of options                                       2 to 6 years
                                                          -----------------

                         The weighted average fair value of options granted during 2000 and 1999 was $.14 and $.03, respectively.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

11.  Stock-Based         The following table summarizes  information about stock
     Compensation        options outstanding at July 31, 2000.
     Continued

                 Options Outstanding                     Options Exercisable
              ------------------------------------------------------------------
                             Weighted
                              Average
                 Number      Remaining    Weighted      Number       Weighted
   Range of    Outstanding  Contractual    Average    Exercisable    Average
   Exercise        at          Life       Exercise        at         Exercise
    Prices       7/31/00      (Years)       Price       7/31/00       Price
--------------------------------------------------------------------------------
$       .001     221,173         .42     $     .001      221,173  $        .001

   .20 - .25   3,477,147        3.39            .21    2,977,147           .21
--------------------------------------------------------------------------------

$ .001 - .25   3,698,320        3.21     $      .20    3,198,320  $        .20
--------------------------------------------------------------------------------

12.  Related Party      During the year ended July 31, 2000:
     Transactions
                         o  The  Company   received  cash  of  $10,000  from  an
                            officer/majority shareholder in exchange for a note payable.

                         o The Company received cash of $50,000 from an entity controlled by the spouse of an officer/majority shareholder in exchange for a note payable.

                         o The Company received $120,000 in advances from an entity controlled by the spouse of an officer/majority shareholder. These advances were converted into long-term convertible debt (see Note
                            7).

                         o An entity controlled by the spouse of an officer/majority shareholder paid accrued consulting fees of the Company of $300,000 in exchange for a note payable.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

12.  Related Party       o  The Company  converted  $751,000 of consulting  fees
     Transactions           payable  and notes  payable  to an  officer/majority
     Continued              shareholder  or  entities  controlled  by him or his
                            spouse, and accrued interest on such consulting fees
                            and  notes,  to  long-term   convertible   debt  due
                            November 2001 (see Note 7).

                         o Consulting fees payable as of July 31, 2000 include $122,000 due to officers of the Company.

                         o Accrued liabilities as of July 31, 2000 include interest of $22,000 due to an officer/shareholder or entities controlled by him or his spouse.

                         o The Company incurred consulting expenses of $228,000 from officers or shareholders of the Company.

                         During the year ended July 31, 1999:

                         o The Company had unsecured notes payable due to a shareholder and entities owned by a shareholder totaling $136,000. Each note has a stated interest rate of 9% and is payable on demand.

                         o  During the year, the Company had consulting expenses
                            of    approximately    $414,000   to   officers   or
                            shareholders of the Company.

--------------------------------------------------------------------------------

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------

13.  Commitments         Licensing Agreement
     and                 The Company has entered into a license agreement, which
     Contingencies       grants  the  Company  the  exclusive  right to  certain
                         technologies  developed by another company  relating to
                         the design, manufacture, and operation of facilities to
                         recover  petrochemical  feedstock from waste rubber and
                         plastics. Under the agreement, the Company is obligated
                         to  pay  $1,000,000  for  Phase  I for  each  plant  or
                         facility constructed to use the licensed technology. An
                         additional   $500,000   shall  be  required   for  each
                         additional development phase constructed. In addition the Company shall pay a monthly license fee of 7% of gross income to the licensor for each plant. During the year ended July 31, 2000 there were no payments required under this agreement. A shareholder of the Company is an officer in the company with whom the licensing agreement is with.

                         The Company shall be required to commence building the following numbers of new plants within the first five years as follows:

                         Year 2001 - One plant.
                         Year 2002 - Two plants.
                         Year 2003 - Three plants.
                         Year 2004 - Four plants.
                         Year 2005 - Five plants.
                         Year 2006 and thereafter - Six plants per year.

                         Consulting Agreements
                         The Company has a consulting agreement with an officer/shareholder, which requires minimum annual payments of $144,000 and reimbursable costs of $18,000 a year for office and vehicle lease. The agreement expires on December 31, 2007.

                         The Company has a consulting agreement with a company, which requires minimum annual payments of $63,000. The Company was also granted 1,000,000 stock options which expire December 31, 2004. The agreement expires on September 30, 2002.

                         The Company has a consulting agreement with a shareholder, which requires minimum annual payments of $12,000 and reimbursable costs of $8,600 a year for office and vehicle lease. The agreement expires on December 31, 2007.

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                                                                            F-20

                                                      CYNTECH TECHNOLOGIES, INC.
                                                 (A Developmental Stage Company)
                                      Notes to Consolidated Financial Statements
                                                                       Continued
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13.  Commitments         Contingencies
     and                 The Company may become or is subject to investigations,
     Contingencies       claims or  lawsuits  ensuing  out of the conduct of its
     Continued           business.  The  Company is  currently  not aware of any
                         such item which it believes could have a material affect of its financial position.

14.  Fair Value of       The Company's  financial  instruments  consist of cash,
     Financial           payables,  and notes  payable.  The carrying  amount of
     Instruments         cash, and payables  approximates  fair value because of
                         the short-term nature of these items. The carrying amount of notes payable approximates fair value as the individual borrowings bear interest at market interest rates.

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